Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

by and between

DTE ATLANTIC, LLC
(as Purchaser)

and

MARINA ENERGY LLC
(as Seller)

dated as of

December 5, 2019

i

INDEX TO SCHEDULES

Schedule Numbers	Descriptions

1.1(a)	Seller’s Knowledge Parties
1.1(b)	Purchaser’s Knowledge Parties
1.1(c)	Permitted Encumbrances
1.1(d)	Inventory
2.2	Working Capital Information
3.2(b)	Required Seller’s Consents
3.2(e)	Company Director Resignations
3.3(b)	Required Purchaser’s Consents
4.1(a)	Jurisdiction of Formation of Seller
4.1(b)	Directors and Officers of Seller
4.4	Conflicts and Consents of Seller
4.6(a)	MTF Assets
4.6(b)	Conveyance Documents
4.7(a)	Seller Material Contracts
4.7(b)	Defaults under Seller Material Contracts
4.8	No Undisclosed Liabilities
5.1(a)	Jurisdiction of Formation of the Company
5.1(b)	Directors and Officers
5.2	Conflicts and Consents of the Company
5.3	Capitalization of the Company
5.5	Seller and Company Financial Statements
5.6	Certain Liabilities
5.8(a)	Real Property
5.8(b)	Personal Property Leases
5.9(a)	Company Material Contracts
5.9(b)	Defaults
5.10	Insurance
5.11	Litigation
5.12	Environmental Matters
5.12(b)	Environmental Permits
5.13	Other Governmental Approvals
5.15(d)	Audits
5.15(e)	Tax Matters
5.16	Company Intellectual Property
5.17	Bank Accounts
5.19	Seller’s Brokers
6.3	Conflicts and Consents of Purchaser
6.4	Purchaser’s Brokers
7.1	Interim Operations of the Company
7.1(h)	Contracts During Interim Operations
7.7	Pending Insurance Claims
7.9	Post-Closing Banking Matters
7.11	Existing Guarantees
7.13	Terminating Affiliate Agreements
12.3	Post-Closing Matters

INDEX TO EXHIBITS

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Purchaser Guaranty
Exhibit C	Form of Seller Guaranty
Exhibit D	[Reserved]
Exhibit E	Form of NJ Tax Escrow Agreement
Exhibit F	Form of Borgata Easement
Exhibit G	Previously Provided Interim Financial Statements

v

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (the “Agreement”) is made and entered into as of December 5, 2019, by and between DTE ATLANTIC, LLC, a Delaware limited liability company (“Purchaser”), and MARINA ENERGY LLC, a New Jersey limited liability company (“Seller”).  Purchaser and Seller are referred to herein collectively as the “Parties” and individually as a “Party.” Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in Article I hereof.

RECITALS:

WHEREAS, Seller is the legal and beneficial owner of one hundred percent (100%) of the outstanding Equity (defined below) of ACB Energy Partners LLC, a New Jersey limited liability company (the “Company”) (the “Company Equity Interests”);

WHEREAS, as of the date hereof, the Company owns the assets comprising the cogeneration facility located at the Project Site (as hereinafter defined) (the “Cogen Facility”);

WHEREAS, prior to the Closing, Seller will cause certain assets to be transferred to the Company subject to the terms and conditions set forth in this Agreement, which assets comprise the thermal generating facility known as the Marina Thermal Facility (the “Marina Thermal Facility,” and together with the Cogen Facility shall be referred to herein collectively as the “Facility”);

WHEREAS, the Facility provides heating, cooling, electricity, thermal energy, and emergency generation to the Borgata hotel, casino, and entertainment complex located in Atlantic City, New Jersey, and certain sales of wholesale electricity from time to time;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from Seller, all of the Company Equity Interests.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1          Definitions.

For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“$” or “USD” means United States Dollars.

“Action” means any adverse administrative action, regulatory action, judicial action, suit, arbitration or adversarial proceeding by any Person or by or before any Governmental Entity.

“Affiliate” of any Person means a Person that directly or indirectly through one or more intermediaries’ controls, is controlled by, or is under common control with, the first Person.  For purposes of this definition, the term “control,” “controlled by” or “under common control with” means the power, direct or indirect, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.  For the avoidance of doubt, from and after the Closing the Company shall not be considered an Affiliate of Seller for purposes of this Agreement.

“Affiliate Agreements” means one or more Agreements between Seller or its Affiliate and the Company, as listed in detail on Schedule 7.13.

“Agreement” or “this Agreement” means this Purchase and Sale Agreement, together with the Exhibits and Schedules hereto.

“Allocation Schedule” is defined in Section 2.4.

“Ancillary Agreements” means the Purchaser Guaranty, the Seller Guaranty, the Substitute Guarantees, the Assignment and Assumption Agreement, the Transition Services Agreement, the Renewable Energy Agreement and any other related documents, instruments and agreements executed and/or delivered in connection with this Agreement or the Transactions contemplated by this Agreement, including, without limitation, the transfer of the MTF Assets by Seller to Company in the Internal Reorganization.

“Applicable Law” means, with respect to any Person, any foreign, United States, state, local or municipal law (including common law), ordinance, regulation, rule, statute or treaty applicable to such Person.

“Assets” means collectively (i) all equipment and all other personal property of any kind or nature used in the Business, including, without limitation, furniture, furnishings, fixtures, accessories, machinery, office and other equipment, parts, vehicles, computers, computer software, accounts receivable, warranties, insurance benefits and claims against third parties arising from or relating to the foregoing and all other tangible and intangible assets of any kind or nature owned by the Company as of the Closing Date, including all MTF Assets required to be transferred from Seller as part of the Internal Reorganization, (ii) Inventory, (iii) Governmental Approvals used in the Business as of the Closing Date, including those required to be transferred from Seller as part of the Internal Reorganization, (iv) all Real Property used in the Business as of the Closing Date, including the Real Property required to be transferred from Seller as part of the Internal Reorganization, (v) all Material Contracts, including Seller Material Contracts required to be transferred as part of the Internal Reorganization and (vi) Records maintained by Company (or the Seller prior to the Internal Reorganization) with respect to Business or the operation of Marina Thermal Facility or the Cogen Facility.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by Seller and Purchaser at the Closing, substantially in the form attached hereto as Exhibit A.

“Audits” is defined in Section 5.15(d).

“Bankruptcy and Equity Exception” is defined in Section 4.3.

“Base Working Capital Amount” means $4,631,942 (as set forth on the Initial Working Capital Statement).

“Board of Directors” means, as applicable, the board of directors, the board of managers, the supervisory board, the executive committee, or any other similar body charged with similar supervisory responsibility over the establishment and implementation of corporate or limited liability company policies for any entity named herein.

“Business” means the electric and thermal generation and sales of electricity and thermal energy provided from the Facility and other sources of electricity by the Company (or, prior to the consummation of the transactions contemplated by Section 7.12, Seller) at the Project Site and pursuant to the Material Contracts.

“Business Day” means a day other than Saturday, Sunday or any other day on which banks in the State of New York are authorized or obligated to close.

“Cash” means cash, cash equivalents and marketable securities (other than petty cash).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended from time to time.

“Clean Air Act” means the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended from time to time.

“Clean Water Act” means the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., as amended from time to time.

“Closing” is defined in Section 3.1.

“Closing Date” is defined in Section 3.1.

“Closing Estimated Working Capital Statement” means a statement prepared in accordance with GAAP and otherwise in the same manner as the Initial Working Capital Statement, delivered in accordance with Section 2.2(b), containing an estimate of the expected Working Capital as of the Closing Date, as estimated in good faith by the Seller on a reasonable basis using then available financial information.  The Closing Estimated Working Capital Statement shall include the supporting information required under Schedule 2.2 and such additional information as is reasonably required by the Purchaser to review and verify the estimate of Working Capital contained therein in accordance with Section 2.3.

“Code” means the Internal Revenue Code of 1986, 26 U.S.C. § 1 et seq., as amended from time to time, and the Treasury Regulations promulgated thereunder.

“Cogen Facility” is defined in the Recitals.

“Commercially Reasonable Efforts” means efforts which are designed to enable a Party, directly or indirectly, to satisfy a condition to, or to otherwise assist in the consummation of, the Transactions or to assist in the performance of that Party’s obligations under this Agreement or the Internal Reorganization and which do not require that Party to expend any funds or assume liabilities other than expenditures or liabilities which are reasonable in nature and amount in the context of such transactions or obligations or, where applicable, usual commercial practice.

“Company” is defined in the Recitals.

“Company Equity Interests” is defined in the Recitals.

“Company Intellectual Property” means all Intellectual Property owned by, or licensed to, the Company in the conduct of the Business, including, without limitation, any Intellectual Property owned by or licensed to Seller and used by Seller in connection with the operation of the Marina Thermal Facility prior to the Internal Reorganization.

“Company Material Contract” is defined in Section 5.9(a).

“Confidentiality Agreement” means the Mutual Confidentiality Agreement dated as of September 11, 2018, between Seller, and DTE Energy Services, Inc., a Michigan corporation.

“Copyrights” means U.S. and foreign registered and unregistered copyrights, all rights of publicity and all registrations and applications to register the same.

“Covered Request” is defined in Section 7.5.

“CPA Costs” has the meaning set forth in Section 2.3(e).

“CPA Firm” has the meaning set forth in Section 2.3(e).

“Data Site” means the virtual data room exchange hosted by Intralinks on behalf of Seller, entitled “Project Royal,” excluding files not accessible to or permissioned for Purchaser.

“Direct Claim” is defined in Section 11.4(d).

“Disclosure Schedules” means the disclosure schedules attached hereto.

“Dispute” is defined in Section 12.10(a).

“DOJ” means the United States Department of Justice.

“Encumbrances” means any and all liens, charges, assessments, levies, security interests, easements, reservations, covenants, variances, encroachments, encumbrances, title defects, options, claims, mortgages, pledges, collateral assignments, proxies, voting trusts or agreements, or similar restrictions on title or transfer.

“Energy Sales Agreement” means that certain Amended and Restated Energy Sales Agreement dated March 11, 2005, as amended.

“Environmental Law” means any Applicable Law relating to the protection of public health and safety from exposure to Hazardous Substances in the ambient environment, pollution, and protection of the environment or natural resources, including any applicable provisions of CERCLA, the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. § 11001 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Endangered Species Act, 16 U.S.C. § 1531 et seq., the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq. and all applicable analogous state or local statutes or ordinances.

“Environmental Permit” is defined in Section 5.12(b).

“Equity” means membership interests, including economic and management interests and/or any other equity or membership interests or any similar term under Applicable Law.

“Existing Guarantees” is defined in Section 7.11.

“Facility” is defined in the Recitals.

“FERC” means the Federal Energy Regulatory Commission, or any successor agency.

“Final Working Capital Shortfall” has the meaning set forth in Section 2.3(f).

“FPA” means the Federal Power Act, as amended.

“Financial Statements” means (i) the unaudited balance sheet, the related statement of income and the related statement of cash flows for each one-month period in 2019 through the end of the month immediately preceding the Closing (a) for the operation of the Cogen Facility by the Company and the operation of the Marina Thermal Facility by Seller prior to the Internal Reorganization or (b) for the operation of Cogen Facility and the Marina Thermal Facility by Company following the Internal Reorganization (collectively, “Interim Financial Statements”), (ii) the unaudited balance sheet of the Company and the Seller respectively for the operation of the Cogen Facility by Company and the operation of the Marina Thermal Facility by Seller prior to the Internal Reorganization, in each case for the annual period ended December 31, 2018 and the quarter period ended September 30, 2019, (iii) the unaudited income statement of Company and the Seller respectively for the operation of the Cogen Facility by Company and the operation of the Marina Thermal Facility by Seller, in each case for the annual period ended December 31, 2018 and the quarter period ended September 30, 2019 and (iv) the unaudited cash flow statement of Company and the Seller respectively for the operation of the Cogen Facility by Company and the operation of the Marina Thermal Facility by Seller, in each case for the period ended December 31, 2018, all of which have been provided (or with respect to the Interim Financial Statements will be provided prior to Closing) by Seller to Purchaser.

“FTC” means the United States Federal Trade Commission.

“Fundamental Representations” means, (a) with respect to Seller, the representations and warranties in Sections 4.1 (Organization and Qualification of Seller), 4.2 (Authorization), and 4.3 (Execution, Validity of Agreement), 4.4 (Consents and Approvals; No Violations), 4.5 (Good Title Conveyed to Company Equity Interest), 4.8(b) and Sections 5.1 (Organization and Qualification of the Company), Section 5.2(a) (Consents and Approvals; No Violations); 5.3 (Capitalization of the Company), and 5.19 (Brokers or Finders); and (b) with respect to Purchaser, the representations and warranties in Sections 6.1 (Organization and Qualification of Purchaser), 6.2 (Authorization), and 6.4 (Brokers or Finders).

“GAAP” means generally accepted accounting principles declared by the Financial Accounting Standards Board as in effect from time to time in the United States, applied on a consistent basis.

“Governmental Approval” means any authorization, approval, consent, license, ruling, permit, tariff, certification, exemption, order, recognition, grant, confirmation, clearance, privilege, entitlement, or registration by or with any Governmental Entity.

“Governmental Entity” means all agencies, authorities, boards, bodies, commissions, courts, instrumentalities, legislatures, arbitral tribunals and offices of any nature whatsoever, foreign or domestic, of any federal, state, county, district, municipal, quasi-governmental or other political subdivision, including without limitation NERC and PJM Interconnection.

“Hazardous Substance” means any material regulated as a “hazardous substance,” “hazardous waste,” or “toxic substance” under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money or in respect of loans or advances, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations arising from cash/book overdrafts, (iv) all indebtedness for the deferred purchase price of property or services with respect to which a Person is liable as obligor (other than trade payables incurred in the ordinary course of business), (v) all obligations in respect of capital leases, (vi) all obligations under any letters of credit, bankers’ acceptances, bank guaranties, surety bonds, performance bonds and similar instruments, (vii) all obligations under any interest rate, swap, currency or other hedging agreement, (viii) guarantees with respect to any liabilities or Indebtedness of any other Person, and (ix) all accrued interest prepayment premiums or penalties related to any of the foregoing.

“Indemnified Party” means any Person claiming indemnification under any provision of Article XI.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article XI.

“Initial Working Capital Statement” means a statement attached hereto as Schedule 2.2, stating the amount of the Working Capital as of the Lockdown Date prepared in accordance with GAAP as if the Business was conducted by the Company as a standalone entity, and including the supporting information required under Schedule 2.2.

“Insurance Coverage” means any insurance coverage maintained by, or on behalf of, the Company.

“Intellectual Property” means Trademarks, Patents, Copyrights, Trade Secrets and Licenses.

“Internal Reorganization” is defined in Section 7.12.

“Inventory” means the material inventory, goods, raw materials, equipment, spare parts and other tangible property (i) of the Company necessary for the operation and maintenance of the Cogen Facility as currently conducted and/or (ii) of the Seller necessary for the operation and maintenance of the Marina Thermal Facility as currently conducted and which will be transferred to the Company as part of the Internal Reorganization, each as set forth on Schedule 1.1(d) (as such Schedule may be updated in accordance with Section 7.10).

“ISRA” means the Industrial Site Recovery Act, N.J.S.A. 13-1K-6 et al. (as amended) and the regulations promulgated and issued by the NJDEP pursuant to the same.

“Knowledge” or “Known” means actual knowledge, after due inquiry (and not imputed or constructive knowledge) of a fact, matter or circumstance of (a) with respect to Seller, those individuals set forth on Schedule 1.1(a), and (b) with respect to Purchaser, those individuals set forth on Schedule 1.1(b).

“Leased Real Property” means all real property that is leased, subleased, occupied, or licensed for occupation, by the Company or the Seller prior to the transfer of the MTF Assets in connection with the Internal Reorganization, whether as tenant, subtenant, occupant, or licensee at the Project Site that is utilized primarily in connection with the Business.

“Licenses” means all licenses and agreements pursuant to which the Company has acquired rights in or to any Intellectual Property from any Person (other than off-the-shelf shrink wrap licenses or any “click through” licenses), or licenses and agreements pursuant to which the Company has licensed or transferred the right to use any Intellectual Property to any Person, including any license and agreements used by Seller in the Business prior to the transfer of the MTF Assets in connection with the Internal Reorganization.

“Lockdown Date” means 12:01 am ET on October 1, 2019.

“Losses” means all actual damages, liabilities, awards, fines, costs, fees, penalties, deficiencies, losses, Taxes, amounts paid or incurred in defense or settlement and related expenses, including interest, court and other legal proceeding costs, reasonable fees of attorneys, accountants, and other experts or other expenses of litigation or other proceedings or of any claim, liability, default or assessment or any other type of Action, but excluding lost profits (other than reasonably foreseeable lost profits), consequential, punitive, special or indirect damages, unless related to a Third Party Claim and/or unless caused by the gross negligence, fraud, willful misconduct or intentional breach by the Indemnifying Party(ies).

“Marina Thermal Facility” is defined in the Recitals.

“Material Adverse Effect” means any effect, condition, development, change, event or occurrence that, individually or when aggregated with one or more other effects, conditions, developments, changes, events or occurrences, with or without notice, lapse of time or both, is, or is reasonably likely to, have a materially adverse effect on (i) the Company, the Assets, including, without limitation, the MTF Assets, liabilities, financial condition, results of operations of the Company, (ii) the Business of the Cogen Facility or the Marina Thermal Facility or (iii) the ability of the Company or Seller to perform its obligations under this Agreement or any Ancillary Agreement or to consummate timely the transactions contemplated by this Agreement or any Ancillary Agreement; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any failure by the Company to meet any internal or published projections, forecasts, or revenue or earnings predictions for any period ending on or after the date of this Agreement; (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the Transaction; (c) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting (i) the industries in which the Company participates (including fluctuating conditions resulting from cyclicality, seasonality or weather patterns affecting the Company, including their customers and suppliers), (ii) the U.S. economy or world economy as a whole or (iii) the financial, banking, credit, securities or commodities markets (including markets for electric power, natural gas or fuel and water), or the prevailing interest rates of the United States; (d) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement or any of the Ancillary Agreements; (e) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in accounting requirements or principles or any change in Applicable Laws or the interpretation or enforcement thereof by any Governmental Entity; (f) any change in general regulatory or political conditions, including any engagement of hostilities, acts of war or terrorist activities or changes imposed by a Governmental Entity associated with additional security related to the same; (g) any unforeseen labor strike, request for representation, organizing campaign, work stoppage, slowdown, or lockout or other labor dispute; or (h) any Permitted Encumbrance; provided however, that any effect, change, occurrence, development, event or circumstance referred to in clause (c), (e), (f) or (g) shall be taken into account in determining whether a Material Adverse Effect has occurred, or would reasonably be expected to occur, to the extent that such occurrence, change, development, event, effect, circumstance or state of facts has a materially disproportionate effect on Company as compared to other companies in the Business of the Cogen Facility or the Marina Thermal Facility located in the PJM Interconnection territory.  References in this Agreement to $ or USD amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality.

“Material Contract” means any Company Material Contract or Seller Material Contract relating to Seller’s operation of the Marina Thermal Facility prior to the Internal Reorganization, which Seller Material Contracts shall be part of the Assets of the Company as of the Closing Date.

“MTF Assets” is defined in Section 4.6.

“NERC” means the North American Electric Reliability Corporation and any of its regional entities.

“NJ Supplier License” a license issued under the Applicable Laws of the State of New Jersey permitting an “electric power supplier” to provide “electric generation service”, as defined at N.J.S.A. § 48:3-51.

“NJ Tax” is defined in Section 7.15.

“NJ Tax Claim” is defined in Section 7.15.

“NJ Tax Deficiency” is defined in Section 7.15.

“NJ Tax Director” is defined in Section 7.15.

“NJ Tax Escrow” is defined in Section 7.15.

“NJ Tax Escrow Agent” is defined in Section 7.15.

“NJ Tax Notification” is defined in Section 7.15.

“NJ-TTD” is defined in Section 7.15.

“NJDEP” means the New Jersey Department of Environmental Protection.

“Operating Document” means with respect to any corporation, public limited company, limited company, limited liability company, partnership, or other legally authorized incorporated or unincorporated entity, the bylaws, charter, operating agreement, partnership agreement, or other applicable documents relating to the operation, governance or management of such entity.

“Order” means any written order, writ, judgment, decision, decree, ruling, assessment, award, injunction or similar order or requirement of any Governmental Entity (in each case whether preliminary or final) applicable to such Person or such Person’s assets or properties.

“Organizational Document” means with respect to any corporation, public limited company, limited company, limited liability company, partnership, or other legally authorized incorporated or unincorporated entity, the articles of incorporation, certificate of incorporation, articles of organization, articles of association or other applicable organizational or charter documents relating to the creation of such entity.

“Outside Closing Date” means March 31, 2020.

“Owned Real Property” means all real property, including, without limitation, any and all easements, that is owned by or benefitting the Company or Seller with respect to the Business of Seller relating to the Marina Thermal Facility prior to the transfer of the MTF Assets to the Company in connection with the Internal Reorganization (together with all structures, facilities, improvements and fixtures presently or hereafter located thereon or attached thereto).

“Party” and “Parties” are defined in the Introduction.

“Patents” means issued U.S. and foreign patents and pending patent applications, patent disclosures and any and all issued or pending divisions, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and similar statutory rights.

“Permitted Encumbrances” means any (i) liens for local property Taxes arising in the ordinary course of business not yet due and payable assessed by state or local jurisdictions; (ii) imperfections of title, easements, rights-of-ways, restrictions, covenants, encroachments and encumbrances, if any, which do not materially and adversely affect the marketability of title to any Leased Real Property or Owned Real Property or materially detract from the value of or materially interfere with the present use, operation and occupancy of the Assets subject thereto or affected thereby or otherwise interfere in any material respect with the conduct of the Business of the Company (or the Business of Seller with respect to the Marina Thermal Facility prior to the Internal Reorganization) as presently conducted, and do not interfere with, and are not violated by, the consummation of the Transactions; (iii) any encroachment, encumbrance, variation or adverse circumstance affecting real property, provided that each of the foregoing items in clause (i) through (iii) shall have been reviewed by Purchaser as provided in Section 5.8(a) of this Agreement; (iv) mechanics’, carriers’, workmen’s, repairmen’s, statutorily imposed or other like liens arising or incurred in the ordinary course of business, in each case for sums not yet due or being contested in good faith by appropriate proceedings; (v) with respect to the Leased Real Property and the Owned Real Property, zoning, building codes and other land use laws regulating the use or occupancy of such Real Property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such Leased Real Property or Owned Real Property; (vi) all documents recorded in the public records in the county where the Leased Real Property or Owned Real Property is located; (vii) all other matters affecting title which have been waived in writing or consented to in writing by Purchaser as provided in this Agreement; and (viii) any liens or other encumbrances indicated on Schedule 1.1(c).

“Person” means any natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, labor union, joint venture, Governmental Entity or other entity or organization.

“Personal Property Lease” means each lease (excluding leases relating solely to personal property calling for rental or similar periodic payments not exceeding $100,000 in the aggregate over the term of such lease or which are terminable without penalty upon thirty (30) days or less prior notice) pursuant to which the Company (or Seller with respect to the Business of Seller relating to the Marina Thermal Facility prior to the transfer of the MTF Assets to the Company in connection with the Internal Reorganization) leases any personal property, including any finance or operating lease.

“PJM Approvals” means authorizations, exemptions, consents, approvals, certificates, exceptions, permissions, qualifications, registrations, and clearances required from PJM Interconnection in connection with the Business.

“PJM Interconnection” means PJM Interconnection, L.L.C., or any successor entity performing similar functions.

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date.

“Project” means the Facility located on the Project Site.

“Project Site” means the real property on which the Facility operated by the Company is located in Atlantic City, New Jersey.

“Prudent Industry Practices” means any of the practices, methods and acts generally engaged in or approved by a significant portion of operators of cogeneration facilities and/or thermal facilities during the relevant time period that, in the exercise of reasonable judgment in light of the facts known or that should have reasonably been known at the time the decision was made, would be considered, good, safe and prudent practice in connection with the operation and maintenance of such facilities similar to the Project; provided, that, it is understood that “Prudent Industry Practices” does not necessarily mean the optimal standard or any particular practice, method or standard but is instead intended to encompass a broad range of acceptable practices, methods and standards.

“PUHCA” means the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451, et seq. (2006), and the implementing regulations of FERC.

“Purchase Price” is defined in Section 2.2(a).

“Purchaser” is defined in the Introduction.

“Purchaser Guarantor” means DTE Energy Services, Inc., a Michigan corporation.

“Purchaser Guaranty” means the Guaranty to be entered into by the Purchaser Guarantor substantially in the form attached hereto as Exhibit B.

“Purchaser Indemnified Parties” means Purchaser and its Affiliates, including the Company and its members, equity holders, directors, officers, employees, representatives, agents, successors and assigns.

“Qualifying Facility” means a “qualifying cogeneration facility” (as such term is defined in Section 3(18)(B) of the FPA and the implementing regulations of FERC at 18 C.F.R. § 292.203(b)).

“RCRA” means the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., as amended from time to time.

“Records” means all material books and records of any kind or nature, including, without limitation, accounting books and records and limited liability company records, relating to or used in connection with (i) the Business, (ii) any of the Assets, including, without limitation, the MTF Assets, (iii) the operation of the Cogen Facility by the Company, and/or (iv) the operation of the Marina Thermal Facility by Seller prior to the Internal Reorganization and by Company after the Internal Reorganization.

“Real Property” is defined in Section 5.8(a).

“Real Property Lease” means a lease, sublease, license or other agreement (and any and all amendments or modifications thereto) under which the Company, or the Seller with respect to the Marina Thermal Facility prior to the Internal Reorganization, uses, leases, licenses or occupies, or has the right to use, lease, license or occupy, Leased Real Property in connection with the Business.

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, spreading or leaching of Hazardous Substances in, to, into or under any aspect of the outdoor environment, including, without limitation, air, water, property (real or personal), ground, soil, surface water, or ground water, to the extent it is prohibited by applicable Environmental Law.

“Renewable Energy Agreement” means that certain 2002 ISDA Master Agreement including Schedule and Credit Support Annex and Transaction Confirmation to be dated as of the Closing Date.

“Required Consents” is defined in Section 3.3(b).

“Restricted Name” is defined in Section 7.8.

“Schedule Supplement” is defined in Section 7.10.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” is defined in the Introduction.

“Seller Guarantor” shall mean South Jersey Industries, Inc.

“Seller Guaranty” means the Guaranty to be entered into by the Seller Guarantor substantially in the form attached hereto as Exhibit C.

“Seller Indemnified Parties” means Seller and its Affiliates, and their respective stockholders, directors, officers, employees, representatives, agents, successors and assigns.

“Seller Material Contract” is defined in Section 4.7.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subject Cash” is defined in Part B of Schedule 2.2.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors is directly or indirectly owned or controlled by such Person.

“Substitute Guarantee” is defined in Section 7.11.

“Survey” is defined in Section 8.2(f).

“Survival Period” is defined in Section 11.6(d).

“Tax” means any federal, state, local and foreign income, profits, franchise, gross receipts, capital stock, stamp, sales, employment, use, property, withholding, excise, value added, occupancy and other taxes, duties or assessments (whether imposed directly or through withholding) imposed by any Governmental Entity, including any interest, additions to tax, or penalties applicable thereto (and any interest in respect of such penalties and additions).

“Tax Benefit” means any refund of Taxes to be paid by the relevant Governmental Entity or reduction in the amount of Taxes that otherwise would be paid or payable to the relevant Governmental Entity attributable to any item of loss, deduction, credit or any other Tax item that decreases Taxes paid or payable.

“Tax Claim” is defined in Section 10.3(a).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any agreement or arrangement (whether or not written) entered into prior to the Closing Date that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenue, receipts, or gains for the purposes of determining any Person’s Tax liability.

“Third Party Claim” is defined in Section 11.4(a).

“Third Party Claim Notice” is defined in Section 11.4(a).

“Third Party Claim Notice Period” is defined in Section 11.4(a).

“Title Policy” is defined in Section 8.2(g).

“Trademarks” means U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names, assumed names, any and all common law rights thereto, all registrations and applications to register the same and all renewals, and all goodwill associated therewith and symbolized thereby.

“Trade Secrets” means all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business information.

“Transactions” means all of the transactions provided for or contemplated by this Agreement and in any Ancillary Agreement, including the transfer of the MTF Assets from Seller to Company in the Internal Reorganization.

“Transition Services Agreement” is defined in Section 7.13.

“Transfer Taxes” is defined in Section 10.4.

“Update Period” is defined in Section 7.10.

“Working Capital” means (a) the sum of (i) the Cash plus (ii) the accounts receivable plus (iii) the inventory plus (iv) any other current assets minus (b) the sum of (i) the accounts payable plus (ii) the other current liabilities, and in the case of both clauses (a) and (b) excluding any assets and liabilities expressly excluded from Working Capital as set forth in Schedule 2.2, in each case of the Company (or deemed to be of, owned by or held by the Company in accordance with Part B of Schedule 2.2) calculated in accordance with GAAP and the requirements of Schedule 2.2.

“Working Capital Objection” has the meaning set forth in Section 2.3(d).

“Working Capital Shortfall” has the meaning set forth in Section 2.3(b).

“Working Capital Shortfall Statement” has the meaning set forth in Section 2.3(b).

Section 1.2          Interpretation.

(a)          The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)          Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)         The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, recitals, paragraph, exhibit and schedule references are to the articles, sections, recitals, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d)       References to “or” will be deemed to be disjunctive but not necessarily exclusive (i.e., unless the context dictates otherwise, “or” will be interpreted to mean “and/or” rather than “either/or”).

(e)         The words “ordinary course of business” shall be construed to mean consistent in nature, scope and magnitude with past practices of or relating to the Facility in all material respects.

(f)          The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(g)        A reference to any Party or to any party to any other agreement or document shall include such party’s successors and permitted assigns.

(h)        The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II
PURCHASE AND SALE OF COMPANY EQUITY INTERESTS

Section 2.1          Purchase and Sale of Company Equity Interests.

Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser all of the Company Equity Interests free and clear of all Encumbrances, other than Permitted Encumbrances, and Purchaser shall purchase, acquire and accept the Company Equity Interests from Seller.

Section 2.2          Purchase Price.

(a)          The purchase price for the Company Equity Interests shall be equal to $100,000,000 (such amount, the “Purchase Price”), which amount includes the Base Working Capital Amount.

(b)       Between the Lockdown Date and the Closing Date, Seller shall provide (or has provided) the Purchaser with Interim Financial Statements pursuant to Section 7.17.  Not later than five (5) Business Days prior to the Closing Date, Seller shall provide the Purchaser the Closing Estimated Working Capital Statement, which shall be prepared in accordance with Schedule 2.2 and in compliance with Section 7.17 and the other applicable provisions of this Agreement.  The Parties acknowledge and agree that the Closing Estimated Working Capital Statement is provided by the Seller to the Purchaser for informational purposes and to assist the Purchaser in verifying the Working Capital following the Closing Date in accordance with Section 2.3.

Section 2.3          Working Capital Adjustments and Requirements.

(a)        The Initial Working Capital Statement was prepared by Seller and is attached as Part A of Schedule 2.2.  Prior to delivering the Closing Estimated Working Capital Statement pursuant to Section 2.2(b), the Seller shall give the Purchaser reasonable prior written notice of the same and allow the Purchaser to, at the Purchaser’s own cost and expense, reasonably participate in the development of such statement and the Seller shall provide the Purchaser and its representatives and accountants with reasonable access to the Project Site, and the books and records, including working papers, used by the Seller and their accountants to prepare the Closing Estimated Working Capital Statement, as applicable, for the purpose of verifying that the amounts set forth therein are determined in accordance with the guidelines and procedures set forth in this Agreement.

(b)         To the extent the Purchaser reasonably determines during the forty-five (45) day-period following the Closing Date that the Working Capital as of the Closing Date was less than it otherwise would have been on the Closing Date due to an action taken that was not consistent with, or a failure to take an action that was required by, Section 7.17(a), Schedule 2.2 or the other applicable provisions of this Agreement, then the Purchaser shall determine the amount of such shortfall and shall provide notice of the same, with reasonably detailed supporting information, to the Seller (such notice, the “Working Capital Shortfall Statement” and the shortfall described therein the “Working Capital Shortfall”).  The Purchaser shall provide any Working Capital Shortfall Statement no later than the last day of such forty-five (45) day-period.

(c)        The Seller shall complete its review of the Working Capital Shortfall Statement within thirty (30) days after receipt thereof.  Purchaser shall provide the Seller and its respective representatives and accountants with reasonable access to the books and records, including working papers, used by Purchaser and its accountants to prepare the Working Capital Shortfall Statement for the purpose of verifying that the amounts set forth therein were determined in accordance with the guidelines and procedures set forth in this Agreement.

(d)         A Working Capital Shortfall Statement shall be binding and conclusive upon, and deemed accepted by, the Seller unless the Seller determines that there is an inaccuracy in the Working Capital Shortfall Statement, or the resulting Working Capital Shortfall calculated therein, and the Seller provides a notice of such determination to the Purchaser (a “Working Capital Objection”) within the time period described in Section 2.3(c); provided that the Seller may deliver only one Working Capital Objection and may not amend its Working Capital Objection once it has been delivered to the Purchaser.  The Working Capital Objection shall set forth a specific description of the basis of such Working Capital Objection and the specific adjustments to the Working Capital Shortfall reflected on the Working Capital Shortfall Statement which the Seller believes should be made.  Any items not disputed in a valid Working Capital Objection shall be deemed to have been accepted by the Seller.

(e)         If the Seller and the Purchaser are unable to resolve all of their disputes with respect to aspects of the Working Capital Shortfall Statement within thirty (30) days following the Purchaser’s receipt of a Working Capital Objection, they shall refer their remaining differences to Plante Moran (the “CPA Firm”) for a decision.  The CPA Firm shall resolve any such disagreements submitted to it acting as experts and not as arbitrators, and its decision shall be final and binding on the Parties upon delivery of the written opinion set forth in sub-clause (iii) below.  The procedure and schedule under which any dispute shall be submitted to the CPA Firm shall be as follows:

(i)         The Seller shall submit any unresolved elements of the Working Capital Objection to the CPA Firm in writing (with a copy to the Purchaser), supported by any documents or affidavits upon which the Seller relies.  Failure to do so without reasonable cause shall constitute a withdrawal of the Working Capital Objection with respect to any unresolved element to which such failure relates.

(ii)       Within fifteen (15) days following the Seller’s submission of the unresolved elements of the Working Capital Objection as specified in sub-clause (i) above, the Purchaser shall submit its response to the CPA Firm in writing (with a copy to the Seller), supported by any documents or affidavits upon which such response relies.

(iii)       The CPA Firm shall deliver its written opinion within fifteen (15) days following its receipt of the information provided for in sub-clause (ii) above, or such longer period of time as the CPA Firm determines is necessary, not to exceed thirty (30) days.  The scope of the disputes to be resolved by the CPA Firm is limited to the unresolved portion of the applicable Working Capital Objection.  The Purchaser and the Seller shall make readily available to the CPA Firm all relevant books and records and any working papers (including those of the Parties’ respective accountants) relating to the Working Capital Shortfall Statement and all other items reasonably requested by the CPA Firm.

Any expenses relating to the engagement of the CPA Firm (the “CPA Costs”) shall be allocated between the Purchaser and the Seller so that the Seller’s share of the CPA Costs shall be in the same proportion that (1) the aggregate amount of the disputed items submitted by the Seller to the CPA Firm that are unsuccessfully disputed bears to (2) the total amount of all disputed items submitted by the Seller to the CPA Firm.  Each Party shall each bear the fees of its respective accountants incurred in connection with the determination and review of the Working Capital Shortfall Statement.

(f)         The Working Capital Shortfall Statement, and the corresponding Working Capital Shortfall, shall become final and binding on the Parties upon the earliest of (i) if no Working Capital Objection has been given with respect to the Working Capital Shortfall Statement, the expiration of the period within which the Seller must make its objection pursuant to Section 2.3(d), (ii) agreement in writing by the Seller and Purchaser that the Working Capital Shortfall Statement, together with any modifications thereto agreed by the Seller and Purchaser, shall be final and binding and (iii) the date on which the CPA Firm shall issue its written determination with respect to any dispute relating to the Working Capital Shortfall Statement.  The Working Capital Shortfall set forth in the Working Capital Shortfall Statement that has become final and binding pursuant to this Section 2.3(f) shall be the “Final Working Capital Shortfall”.

(g)         To the extent a Final Working Capital Shortfall is determined pursuant to this Section 2.3, then within five (5) Business Days after the Working Capital Shortfall Statement becomes final and binding on the Parties in accordance with Section 2.3(f), the Seller shall make payment of the Final Working Capital Shortfall amount by wire transfer to Purchaser (or its designee) in immediately available funds.  The Parties agree that any payment of the Final Working Capital Shortfall pursuant to this Section 2.3(g) shall (i) be allocated to, and treated as an adjustment to, the Purchase Price, and (ii) not be treated as an indemnity payment subject to the provisions of Article XI.

Section 2.4           Allocation of the Purchase Price. Seller and Purchaser hereby agree that, except as provided in this Section, the Purchase Price deemed paid for U.S. federal income Tax purposes for the assets of the Company as determined for those purposes, shall be allocated among those assets and for those purposes in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and as set forth on the allocation schedule (the “Allocation Schedule”).  A draft of the Allocation Schedule shall be prepared by Purchaser and delivered to Seller within forty-five (45) days following the date of this Agreement.  If Seller notifies Purchaser, in writing, that Seller objects to one or more items reflected in the Allocation Schedule within fifteen (15) days of receipt of such Allocation Schedule, Purchaser and Seller shall use Commercially Reasonable Efforts to negotiate to resolve such dispute within one hundred twenty (120) days of Closing.

If Seller and Purchaser are unable to resolve any dispute with regard to the Allocation Schedule within such one hundred twenty (120) day period, Seller and Purchaser shall be free to use their own allocation and/or determination of the consideration in preparing their respective U.S. federal Tax Returns and other filings.

Except as otherwise required by any final and non-appealable decision or Order by any court of competent jurisdiction or by applicable Law, any allocation agreed upon by Seller and Purchaser, as provided above, shall be binding on Seller and Purchaser for all income Tax reporting purposes, and Seller and Purchaser shall not take (or cause or permit any Affiliate to take) inconsistent positions with respect to, and shall each use (and cause each Affiliate to use) Commercially Reasonable Efforts to sustain, such agreed upon allocation in any subsequent income Tax audit or similar proceeding, and each of Seller and Purchaser agrees to cooperate with the other in preparing an IRS Form 8594, and to furnish the other with a draft copy of such form within a reasonable period before its filing due date.

Section 2.5          Purchaser Signing Date Delivery. On the date hereof, Purchaser shall deliver (or cause to be delivered) to Seller the Purchaser Guaranty, duly and validly executed by Purchaser Guarantor.

ARTICLE III
THE CLOSING

Section 3.1          Time and Place of Closing.

The consummation of the Transactions (the “Closing”) shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, NY 10178, commencing at 10:00 a.m. Eastern Time on the day that is three (3) Business Days after the date on which the last of the conditions set forth in Article VIII have been satisfied or waived (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or at such other time and place as shall be agreed by Purchaser and Seller (such date, the “Closing Date”).  The Closing shall be deemed to have been consummated at 12:01 a.m. Eastern Time on the Closing Date.

Section 3.2           Seller’s Closing Deliveries.

On or before Closing, Seller shall deliver (or cause to be delivered) to Purchaser the following:

(a)       Company Equity Interests.  An instrument of transfer substantially in the form of the Assignment and Assumption Agreement attached as Exhibit A hereto duly and validly executed by Seller, sufficient to vest in Purchaser good and valid title to the Company Equity Interests, free and clear of any and all Encumbrances of kind or nature, except Permitted Encumbrances or other evidence as is customary under the Applicable Law governing the corporate aspects of the Company that good and valid title in the Company Equity Interests has been lawfully transferred to Purchaser, free and clear of any and all Encumbrances of kind or nature, except Permitted Encumbrances.

(b)         Third Party Consents.  The third party consents and approvals described in Schedule 3.2(b) hereto and otherwise in form and substance reasonably acceptable to Purchaser that are required for the execution, delivery or performance of this Agreement by Seller, unless waived or otherwise agreed to by the Parties, or otherwise required to be obtained by Seller or the Company in connection with the any of the Transactions.

(c)         Governmental Approvals.  The permits, approvals and consents of all Governmental Entities described in Schedule 4.4 that are required for the execution, delivery or performance of this Agreement by Seller or in connection with any of the Transactions or the operation of any part of the Business by the Company from and after the Closing Date, including the operation of the Marina Thermal Facility after the Internal Reorganization.

(d)          Officer’s Certificates.  The certificates to be delivered pursuant to Section 8.2(c).

(e)         Company Director Resignations.  Resignations of each director, manager or similar position of the Company set forth on Schedule 3.2(e).

(f)         Certificate of Non-Foreign Status.  An executed affidavit of non-foreign status that complies with Section 1445 of the Code duly executed by Seller, in form and substance satisfactory to the Purchaser.

(g)         Satisfactory Evidence of Transfer of Thermal Facility Assets.  Evidence, in form and substance satisfactory to Purchaser, that (i) all MTF Assets of any kind or nature used in connection with the operation of the Business of the Marina Thermal Facility by Seller have been duly transferred to the Company in the Internal Reorganization and that the Company has good, valid and marketable title to all of such MTF Assets, free and clear of any and all Encumbrances of any kind or nature, except Permitted Encumbrances, and (ii) except as disclosed on Schedule 4.8, there has been no assumption of liabilities or obligations by Company other than the obligations relating to the performance of contractual obligations following the date of such transfer under the Seller Material Contracts.

(h)         Termination and Releases under Related Party Agreements.  Evidence, in form and substance satisfactory to Purchaser, that all Affiliate Agreements and all other agreements, obligations and commitments of any kind or nature, whether written, oral or otherwise, relating to the conduct of the Business which are between or involve the Company, on the one hand, and Seller or any of its Affiliates, on the other hand, have been terminated and the Company has been released from any and all liabilities and obligations under such Affiliate Agreements and all other agreements, obligations and commitments from and after the Closing Date, except to the extent the Parties desire to continue such Affiliate Agreements or other agreements, obligations and commitments in accordance with Section 7.4.

(i)        Amendments to Certain Material Project Contracts.  Each of (A) an amendment to the Amended and Restated Power Purchase Agreement dated March 11, 2005, as amended, in form and substance satisfactory to Purchaser, that, among other things, removes all provisions relating to the sale of “Landfill Electricity” or otherwise relating to the “Landfills” (each as defined therein) and (B) an amendment to the Energy Sales Agreement, in form and substance satisfactory to Purchaser, that, among other things, removes the termination for convenience right in favor of Marina District Development Company, LLC.

(j)          Survey and Title Policy.  The Title Policy and Survey shall be executed and/or delivered as provided in Section 8.2(f) and Section 8.2(g).

(k)          Seller Guaranty.  Seller shall deliver or cause to be delivered the Seller Guaranty.

(l)          Data Site.  A true and complete copy the Data Site on one or more USB flash drives; provided that all costs and expenses in connection with producing such copy of the Data Site are borne by Purchaser.

(m)         Records.  All Records of the Company.

(n)          Transition Services Agreement.  A copy of the Transition Services Agreement, duly executed by the Seller.

(o)          Renewable Energy Agreement.  A copy of the Renewable Energy Agreement, duly executed by the Seller.

(p)       Other Assurances.  Such certificates, assurances and documents as Purchaser may reasonably request prior to or in connection with the Closing Date in order to effectuate the Closing, including, without limitation, certificates and other documents reasonably necessary for the issuance of the Survey and Title Policy.

(q)        Borgata Easement.  A fully executed copy of the Easement Agreement between Seller and MAC, Corp., a New Jersey corporation, substantially in the form attached hereto as Exhibit F, and evidence reasonably satisfactory to Purchaser that such Easement Agreement has been recorded in the real property records of the applicable jurisdiction(s).

Section 3.3          Purchaser’s Closing Deliveries.

At the Closing, Purchaser shall deliver to Seller the following:

(a)        Purchase Price.  Payment of an amount equal to the Purchase Price by wire transfer of immediately available funds, in Dollars, to the account or accounts designated by Seller to Purchaser.

(b)          Third Party Consents.  The third-party consents and approvals described in Schedule 3.3(b) hereto that are required for the execution, delivery or performance of this Agreement by Purchaser (the “Required Consents”), unless waived or otherwise agreed to by the Parties.

(c)          Governmental Approvals.  All permits, approvals and consents of all Governmental Entities set forth on Schedule 6.3 that are required for the execution, delivery or performance of this Agreement by Purchaser.

(d)          Officer’s Certificate.  The certificate to be delivered pursuant to Section 8.3(c).

(e)          ISRA Compliance.  Evidence of compliance with Section 7.14(c) through (e) of this Agreement reasonably satisfactory to Seller.

(f)          Transition Services Agreement.  A copy of the Transition Services Agreement, duly executed by the Purchaser.

(g)          Renewable Energy Agreement.  A copy of the Renewable Energy Agreement, duly executed by the Purchaser.

(h)         Other Assurances.  Such certificates, assurances and documents as Seller may reasonably request prior to the Closing Date in order to effectuate the Closing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as of the date of this Agreement and as of the Closing Date (except, in each case, where such representation and warranty is made as of another specific date or time, in which event Seller hereby represents and warrants to Purchaser as of such other specific date or time) as follows:

Section 4.1          Organization and Qualification of Seller.

Schedule 4.1(a) sets forth the name and jurisdiction of formation for Seller.  Seller is validly existing and in good standing under the laws of its jurisdiction of formation.  Seller (a) has all requisite limited liability company power, authority and legal capacity to own, lease and operate its properties and assets and to carry on the Business as now being conducted and to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder, and (b) is duly qualified or licensed to do business and in good standing in each jurisdiction in which the character of the properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to have such power, authority, licensing or qualification would not have, individually or in the aggregate, a Material Adverse Effect.  The Organizational Document and Operating Document for the Seller have been furnished or made available to Purchaser.  The Company is not in default under or in violation of any provision of its Organizational Document or its Operating Document.  Schedule 4.1(b) sets forth a list all of the officers and directors or managers, as applicable, of the Seller.

Section 4.2           Authorization.

Seller has the requisite limited liability company power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Transactions, including, without limitation, the transfer of the MTF Assets to the Company in the Internal Reorganization, have been duly authorized by Seller, and no other action on the part of Seller is necessary to authorize the execution and delivery by Seller of this Agreement, the Ancillary Agreements to which it is a party or the consummation of the Transactions including, without limitation, the transfer of the MTF Assets to the Company in the Internal Reorganization.

Section 4.3           Execution; Validity of Agreement.

This Agreement has been, and each of the Ancillary Agreements to which Seller is a party when executed at Closing, including, without limitation, the Ancillary Agreements relating to the transfer of the MTF Assets to the Company in the Internal Reorganization, will be, duly executed and delivered by Seller, and, assuming due and valid authorization, execution and delivery hereof by the other party or parties thereto, is or will be, as applicable, a valid and binding obligation of Seller, enforceable against such Seller in accordance with its terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally; and (b) applicable equitable principles (collectively, the “Bankruptcy and Equity Exception”).

Section 4.4          Consents and Approvals; No Violations.

(a)          Except as set forth in Schedule 4.4 and for the Governmental Approvals as may be required under the Securities Act, none of the execution, delivery or performance of this Agreement by Seller, the consummation by Seller of the Transactions, including, without limitation, the transfer of the MTF Assets to the Company in the Internal Reorganization, or compliance by Seller with any of the provisions hereof and thereof will:

(i)          conflict with or result in any breach of any provision of the Operating Documents or Organizational Documents of or any Governmental Approval obtained by Seller,

(ii)         require any Governmental Approval or notice to any Governmental Entity, or

(iii)        violate in any material respect any Applicable Law, Order or Governmental Approval applicable to Seller, or any of its properties or assets.

(b)          Except as set forth on Schedule 3.2(b), there are no third party consents or approvals required in connection with the execution, delivery or performance of this Agreement by Seller, the consummation by Seller or the Company of the Transactions, including, without limitation, the transfer of the MTF Assets to the Company in the Internal Reorganization, or compliance in all material respects by Seller or the Company with any of the provisions hereof and thereof.

Section 4.5          Good Title Conveyed in the Company Equity Interests.

Upon the delivery of and payment for the Company Equity Interests at the Closing as provided for in this Agreement, any certificates, powers, endorsements, assignments or such other instruments to be executed or delivered by Seller to Purchaser at the Closing will be valid and binding obligations of Seller, enforceable in accordance with their respective terms, and such assignments or such other instruments shall transfer to Purchaser good and valid title to all the Company Equity Interests, free and clear of all Encumbrances, other than Permitted Encumbrances and restrictions on transfer imposed by the Securities Act.

Section 4.6          Transfer of Assets to Company.

Schedule 4.6(a) sets forth all material Assets of any kind or nature that are used by the Seller in connection with the operation of the Business of the Marina Thermal Facility prior to the transfer of such Assets to the Company in the Internal Reorganization (collectively the “MTF Assets”).  Schedule 4.6(b) sets forth a true, complete and accurate list of all conveyance, transfer and assignment documents transferring the MTF Assets to the Company in the Internal Reorganization; as a result of such conveyance, transfer and assignment documents the Company has a result of the Internal Reorganization and will have as of the Closing Date, good and valid title to the MTF Assets (excluding Real Property) and good and marketable title to all Real Property, in each case, free and clear of all Encumbrances of any kind or nature, except Permitted Encumbrances.  Seller has provided copies of all such conveyance, transfer and assignment documents to Purchaser prior to their execution by the parties thereto.

Section 4.7          Contracts and Commitments.

(a)         Seller Material Contracts.  Schedule 4.7(a) hereto sets forth a true, complete and correct list of every material written or oral contract, agreement or commitment of the Seller relating to the Business of the Marina Thermal Facility or the MTF Assets (together with all amendments and supplements thereto) prior to the Internal Reorganization, including, without limitation, any contract, agreement and commitment (i) entered into by the Seller with an officer, director or significant employee of the Seller (other than standard nondisclosure agreements); (ii) that is an Affiliate Agreement; (iii) that is a collective bargaining agreement or other agreement with a labor union or association representing any employee; (iv) relates to Indebtedness of the Seller or to the mortgaging or pledging of or granting of an Encumbrance upon any of the MTF Assets of the Seller or on the Company Equity Interests; (v) is a guaranty by the Seller of any Indebtedness of a third party relating to the Business of the Marina Thermal Facility or the MTF Assets; (vi) is a letter of credit and bankers’ acceptance issued for the account of the Seller relating to the Business of the Marina Thermal Facility or the MTF Assets; (vii) restricts the Seller from using the MTF Assets or engaging in the Business of the Marina Thermal Facility; or (viii) is an employment agreement, severance agreement, consulting agreement or similar arrangement to which the Seller is a party and which relates to the Business of the Marina Thermal Facility, the MTF Assets or the Company Equity Interests (each such contract, a “Seller Material Contract”).

(b)          No Default.  Except as set forth in Schedule 4.7(b), (i) there is not and, to Seller’s Knowledge, there has not been claimed or alleged by any Person, with respect to any Seller Material Contract, any existing material default or event that, with notice or lapse of time or both, would constitute a material default or event of default on the part of the Seller thereto, and (ii) the consummation of the Transactions, including, without limitation, the transfer of the MTF Assets to the Company in the Internal Reorganization, does not and will not require any Governmental Approval or waiver from, or notice to, any Governmental Entity or other Person in order to maintain in full force and effect any of the Seller Material Contracts, in each case other than such consents and waivers that have been obtained and are unconditional and in full force and effect and such notices that have been duly given.

Section 4.8          No Undisclosed Liabilities.

(a)         Except as set forth on Schedule 4.8 or in the Financial Statements of Seller relating to the operation of the Marina Thermal Facility prior to the Internal Reorganization, and except for liabilities and obligations incurred in the ordinary course of business in connection with the operation by Seller of the Marina Thermal Facility prior to the Internal Reorganization, and since the Lockdown Date, the Seller has not incurred any material liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) that, individually or taken as a whole, would be required to be disclosed, reflected or reserved against in a balance sheet of the Seller prepared in accordance with GAAP relating to the operation of the Marina Thermal Facility by Seller prior to the Internal Reorganization.  From and after the Closing, and except for (a) the Company Material Contracts in effect from and after the Closing, (b) items disclosed on Schedule 4.8 and (c) items disclosed on the Closing Estimated Working Capital Statement, no liabilities or obligations of any kind or nature (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) of Seller relating to the operation of the Marina Thermal Facility prior to the Internal Reorganization shall become liabilities or obligations of the Company as a result of or in connection with the Internal Reorganization or otherwise.

(b)       Without limiting the generality of the foregoing, since the Lockdown Date the Seller has used, and has caused the Company to use, Subject Cash only (i) in accordance with Prudent Industry Practices and as if the Business was separate from any other activities of the Company or its Affiliates, (ii) to pay properly invoiced amounts under the Material Contracts as and when the same became due and payable in accordance with the terms of such Material Contracts, if required by Applicable Law, or in connection with the resolution of an emergency situation, which for this purpose shall mean an imminent risk of physical injury or death to any person or damage to property, or (iii) to satisfy any accrued liabilities expressly included in the Base Working Capital Amount.

Section 4.9           Solvency.

After giving effect to the execution, delivery and performance by Seller of this Agreement and the consummation of the Transactions, Seller is Solvent.

ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Seller, hereby represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date (except, in each case, where such representation or warranty is made as of another specific date or time, in which event Seller hereby represents and warrants to Purchaser as of such other specific date or time) as follows:

Section 5.1          Organization and Qualification of the Company.

Schedule 5.1(a) sets forth the name and jurisdiction of formation for the Company.  The Company is validly existing and in good standing under the laws of its jurisdiction of formation.  The Company (a) has all requisite limited liability company power, authority, and legal capacity to own, lease and operate its properties and assets and to carry on the Business as now being conducted and (b) is duly qualified or licensed to do business and in good standing in each jurisdiction in which the character of the properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to have such power, authority, qualification, and licenses would not have, individually or in the aggregate, a Material Adverse Effect. The Organizational Document and Operating Document for the Company have been furnished or made available to Purchaser.  The Company is not in default under or in violation of any provision of its Organizational Document or its Operating Document.  Schedule 5.1(b) sets forth a list all of the officers and directors or managers, as applicable, of the Company.

Section 5.2          Consents and Approvals; No Violations.

Except as set forth in Schedule 5.2 and for the Governmental Approvals as may be required under the Securities Act, none of the execution, delivery or performance of this Agreement by Seller, the consummation by Seller of the Transactions, including, without limitation, the transfer of the MTF Assets to the Company in the Internal Reorganization, or compliance by Seller with any of the provisions hereof and thereof:

(a)         conflicts with or results in any breach of any provision of the Operating Documents or Organizational Documents of or any Governmental Approval obtained by the Company,

(b)          requires any Governmental Approval or notice of any Governmental Entity, or

(c)          violates any Applicable Law, Order or Governmental Approval in any material respect.

Section 5.3          Capitalization of the Company.

Schedule 5.3 sets forth the amount of Equity authorized, and the amount of Equity issued and outstanding for the Company as of the Closing Date.  Seller is the record and beneficial owner of all of the issued and outstanding Equity of the Company, and Seller has good and marketable title to the Company Equity Interests, free and clear of all Encumbrances, except for restrictions on transfer imposed by the Securities Act and any other Applicable Law.  All of the Company Equity Interests has been duly authorized and validly issued and, to the extent such concept is applicable, is fully paid and non-assessable.  Except as set forth on Schedule 5.3, as of the date hereof (a) there is no Equity of the Company authorized, issued or outstanding, and (b) there are no existing options, warrants, calls, conversion rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, redemption rights, rights of first refusal or first offer, repurchase rights, preemptive rights or subscriptions, relating to the issued or unissued Equity of the Company or obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity of the Company.  As of the Closing Date, there will be no dividends or other distributions with respect to the Company Equity Interests that have been declared but not paid.

Section 5.4          Subsidiaries.

As of the date of this Agreement and as of the Closing, the Company will not own, directly or indirectly, any Equity (or any other interest convertible into Equity) in any Subsidiary.

Section 5.5          Financial Statements.

True, accurate and complete copies of the Financial Statements of the Seller (relating to the operation of the MTF Assets and the Business of the Marina Thermal Facility prior to the Internal Reorganization) and the Company are set forth on Schedule 5.5.  The Financial Statements are unaudited and have been prepared in accordance with GAAP, other than the absence of footnotes and normally recurring audit adjustments, consistently applied, from the books and records of the Seller and the Company and, after taking into account the purpose for which they were prepared and the assumptions made regarding the allocation of costs, present fairly, in all material respects, the financial position of the Seller to the operation of the MTF Assets and the Business of the Marina Thermal Facility prior to the Internal Reorganization and the Company as of the times and for the periods referred to therein in accordance with GAAP consistently applied.

Section 5.6          No Undisclosed Liabilities.

Except as set forth on Schedule 5.6 or in the Financial Statements and except for liabilities and obligations incurred in the ordinary course of business since the Lockdown Date, the Company has not incurred any material liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) since the Lockdown Date that, taken as a whole, would be required to be disclosed, reflected or reserved against in a balance sheet of the Company prepared in accordance with GAAP.

Section 5.7          Absence of Certain Changes.

Since the Lockdown Date for Seller and for Company, respectively, each of the Company and the Seller has operated its Business in the ordinary course of business.  Since the Lockdown Date for the Seller and the Company, respectively, there has not been any event, condition, development, change, occurrence, discovery or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company or the operation of the Business of Marina Thermal Facility by Seller prior to the transfer of the MTF Assets to the Company in the Internal Reorganization, and no event, condition, development, change, occurrence, discovery or development has occurred that, with the giving of notice, the passage of time, or both, is likely to result in such a Material Adverse Effect.

Section 5.8          Ownership of Assets and Condition of Certain Assets.

(a)          Real Property.  Set forth on Schedule 5.8(a) is a true, complete and accurate list and the location of all Leased Real Property and Owned Real Property, including any and all easements, licenses, real estate agreements, and any other real property interests benefiting the Company or otherwise used in the Business and including any and all easements, licenses, real estate agreements, and any other real property interests benefiting Seller in the operation of the Marina Thermal Facility prior to the Internal Reorganization (collectively, the “Real Property”). With respect to the Leased Real Property, (i) the Company or Seller prior to the Internal Reorganization (as applicable) holds good and valid title to the leasehold interests in the Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances, (ii) the Company and Seller (as applicable) and, to Seller’s Knowledge, each of the other parties to each Real Property Lease, has performed in all material respects the obligations required to be performed by it under such Real Property Lease, and (iii) neither the Company nor Seller nor, to Seller’s Knowledge, any other party to any Real Property Lease, is in breach or default in any material respect (nor has any event occurred that, with the giving of notice or lapse of time, or both, would constitute such breach or default) under any of the Real Property Leases to which each such entity is a party.  With respect to the Owned Real Property, (i) the Company or Seller (as applicable) holds good and marketable fee simple ownership interests in the Owned Real Property, including any and all easements benefiting Company or Seller in connection with the Business, including any Real Property that is or was used by the Seller in the operation of the Marina Thermal Facility prior to the Internal Reorganization, free and clear of all Encumbrances, except Permitted Encumbrances, and (ii) neither the Company nor Seller has received written or to Seller’s Knowledge, oral notice of any condemnation proceeding or proposed Action or agreement for taking in lieu of condemnation.  As of the Closing Date, Company shall have good and marketable title to all of the Real Property, including, without limitation, the Leased Real Property and Owned Real Property used by Seller in the operation of the Marina Thermal Facility prior to the Internal Reorganization, free and clear of all Encumbrances, except Permitted Encumbrances.

To Seller’s Knowledge, Seller has made available to Purchaser prior to the date of this Agreement copies of all material deeds, leases, licenses, easements, contracts and any other instruments evidencing the interests in the Real Property of Seller or Company relating to the Business and copies of all material title insurance commitments, title policies, opinions, abstracts, surveys, insurance policies and other documents in the possession or control of Seller or Company relating to the Real Property used in the Business, including any Real Property that is or was used by the Seller in the operation of the Marina Thermal Facility prior to the Internal Reorganization.  Except as set forth on Schedule 5.8(a), to Seller’s Knowledge, all buildings, plants, structures, equipment, and pipelines of Company or of Seller in connection with the operation of the Marina Thermal Facility prior to the Internal Reorganization, are fully and properly located within the scope of any Real Property or any easement areas or rights of way granted under any easement agreement, right of way agreement, license and/or any contract or agreement relating to any Real Property.  The Leased Real Property and the Owned Real Property are contiguous, and the Company does not need to acquire any rights in, to, or under any other real property to operate the Business or the Project as presently conducted.

(b)         Personal Property Leases.  Set forth on Schedule 5.8(b) is a true, complete and accurate list of all Personal Property Leases.  A copy of each Personal Property Lease has heretofore been delivered or made available to Purchaser.  Each Personal Property Lease is valid, binding and enforceable against the Company and, to Seller’s Knowledge, the other parties thereto, in accordance with its terms and is in full force and effect.  Neither the Company nor Seller nor, to Seller’s Knowledge, any other party to a Personal Property Lease is in material breach or default (nor has any event occurred that, with the giving of notice or lapse of time, or both, would constitute such material breach or default) under any of the Personal Property Leases to which each such entity is a party.

(c)        Personal Property.  The Company has good and valid title to all of the material personal properties and other material Assets, tangible and intangible, of the Business, including without limitation, those MTF Assets owned by the Seller prior to the Internal Reorganization, free and clear of all Encumbrances, except Permitted Encumbrances, and the Company has good and valid title to all leasehold interests in all of the material personal properties and other material Assets that it leases in the Business, including without limitation, those owned by the Seller prior to the Internal Reorganization, free and clear of all Encumbrances, other than Permitted Encumbrances.  The Company has not suffered any material casualty loss, whether or not covered by insurance.

(d)        Inventory.  All Inventory relating to the Business will be owned by the Company as of the Closing Date, and such Inventory is usable and fit for the purpose for which it was produced or manufactured, and none of such Inventory is obsolete, damaged, or defective, except as disclosed on Schedule 5.8(d).

(e)       Scope.  The Company, as of the Closing Date, will own or have rights to use all material assets reasonably necessary for the ownership and operation in the ordinary course of business (consistent with past practice) for the Cogen Facility, the Marina Thermal Facility and the Business.

Section 5.9          Contracts and Commitments.

(a)         Company Material Contracts.  Schedule 5.9(a) hereto sets forth a true, complete and correct list of every material oral or written contract, agreement or commitment of the Company or Seller (prior to the Internal Reorganization) relating to the Business (together with all amendments and supplements thereto), including, without limitation, any contract, agreement or commitment that (i) provides for, or is reasonably expected to provide for, aggregate future payments by the Company, or to the Company, of more than $250,000 during the term of such contract, agreement or commitment; (ii) was entered into by the Company with an officer, director or significant employee of the Company (other than standard nondisclosure agreements); (iii) is a collective bargaining agreement or other agreement with a labor union or association representing any employee; (iv) relates to Indebtedness of the Company or to the mortgaging or pledging of or granting of an Encumbrance upon any of the assets of the Company; (v) is a guaranty by the Company of any Indebtedness of a third party; (vi) is a letter of credit and bankers’ acceptance issued for the account of the Company; (vii) restricts the Company from engaging in any business or activity anywhere in the world; or (viii) is an employment agreement, severance agreement, consulting agreement or similar arrangement to which the Company is a party (each such contract, a “Company Material Contract”).

(b)        No Default.  Except as set forth in Schedule 5.9(b), (i) there is not and, to Seller’s Knowledge, there has not been claimed or alleged by any Person with respect to any Company Material Contract, any existing material default or event that, with notice or lapse of time or both, would constitute a material default or event of default on the part of the Company thereto, and (ii) the consummation of the Transactions will not require any Governmental Approval or waiver from, or notice to, any Governmental Entity or other Person in order to maintain in full force and effect any of the Company Material Contracts, other than such consents and waivers that have been obtained and are unconditional and in full force and effect and such notices that have been duly given.  As of the Closing Date, Company shall have good title to all of the Company Material Contracts, including, without limitation, the Seller Material Contracts used by Seller in the operation of the Marina Thermal Facility prior to the Internal Reorganization, free and clear of all Encumbrances, except Permitted Encumbrances.

Section 5.10          Insurance.

Seller or its Affiliates maintain, for the benefit of the Company (and for the benefit of Seller prior to the transfer of the MTF Assets to Company) relating to the conduct of the Business, policies of liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are listed on Schedule 5.10.  All such insurance policies are in full force and effect, all premiums thereon have been timely paid, the Company or Seller, as applicable, have otherwise performed in all material respects their respective obligations under each policy and no notice of cancellation or nonrenewal with respect to, or disallowance of any claim under, or increase of the premium for any such insurance policy has been received by Seller or any of its Affiliates.  Neither Seller nor Company has received (i) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (ii) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed, or that the issuer of any policy is not willing or able to perform its obligations thereunder.  To Seller’s Knowledge, since the start of the Business by Seller and Company (as the case may be) such insurance policies (or their predecessor policies) have been constantly in effect and there has been no gap in coverage.  Schedule 5.10 sets forth any claims made and the result for all claims made in the last six (6) years.  The Company or Seller (as applicable) has given notice to the insurer of all claims that may be insured thereby.

Section 5.11         Litigation.

Except as set forth in Schedule 5.11, there is no material Action or Order pending or threatened in writing against or involving the Company or Seller with respect to operation of the Marina Thermal Facility prior to the Internal Reorganization, or relating to the conduct of the Business by Company or the operation of the Marina Thermal Facility by Seller prior to the Internal Reorganization, or that questions or challenges the validity of this Agreement or any Action to be taken by Seller or the Company pursuant to this Agreement or in connection with the Transactions.

Section 5.12         Environmental Matters.

(a)          Except as set forth in Schedule 5.12, (i) each of the Seller and the Company is, and at all times since January 1, 2016, in compliance in all material respects with all applicable Environmental Laws relating Company’s operation of the Cogen Facility, the operation of the Marina Thermal Facility by Seller prior to the Internal Reorganization and by the Company after the Internal Reorganization; (ii) neither the Company nor Seller has received any written notice, or to Seller’s Knowledge, oral notice from any Governmental Entity or third party Person alleging that the Company or Seller (as the case may be) is not in compliance with any Environmental Law or that there has been a Release of any Hazardous Substance by the Company on, into or from any real property leased, owned or operated by the Company or Seller or on, from, or into or at any real property of any third party Person, or into or on the air, water, ground, soil, surface water, or ground water at any real property owned by any third party Person; (iii) there has been no Release by the Company or by Seller of a Hazardous Substance on, into, at or from any real property currently or formerly leased, owned or operated by the Company or Seller (including, without limitation, any Real Property) or on, into or at the real property or air, water, ground, soil, surface water or ground water of any real property owned by any third party Person, in each case in an amount that presents a material risk of harm or damage to persons or property; (iv) there are not any Actions, pending, or to Seller’s Knowledge, threatened regarding any Seller or Company under any Environmental Law, and there are no Orders outstanding, or to Sellers’ Knowledge, threatened against Company or Seller that arise under or relate to any Environmental Law.

(b)       The Company, Seller and the Project has possessed and now possess all Governmental Approvals required under applicable Environmental Laws to own, develop and operate the Project as the Project currently is owned and operated (collectively, “Environmental Permits”) and are in compliance in all material respects with the Environmental Permits.  There are no Actions pending or, to Seller’s Knowledge, threatened orally or in writing against the Company, Seller or its Affiliates for any material violations of any Environmental Permits with respect to any part of the Project.  A true, complete, and accurate list of all Environmental Permits required for the Business is set forth in Schedule 5.12(b).  As of the Closing Date, all such Governmental Approvals and Environmental Permits shall be in the name of and owned by the Company, including, without limitation, any Governmental Approvals and Environmental Permits previously held by Seller prior to the Internal Reorganization.

(c)      Company and Seller have provided to Purchaser true, complete and accurate copies and results of any material correspondence, communications, reports, studies, analyses, boring logs, tests or monitoring that are possessed by or under the control of Seller or Company (i) pertaining to Hazardous Substances or activities involving Hazardous Substances in, on, or under the Business, or (ii) concerning compliance by Company or Seller (as the case may be) with all Environmental Laws relating to the Business, the Company’s operation of the Cogen Facility and the operation of the Marina Thermal Facility by the Seller prior to the Internal Reorganization and by the Company thereafter, respectively.  Without limiting the generality of the foregoing, all such material information possessed by or under the control of Seller or the Company has been provided to Purchaser relating to environmental contamination that is the subject of the Remedial Investigation and Remedial Action Plan dated April 2001 by Paulus, Sokolowski and Sartor, Inc.

(d)         Company and Seller respectively have not acted as a generator of any waste material that has been delivered to a landfill that is subject to any Action that is pending, or to Seller’s Knowledge, threatened under any Environmental Law, including CERCLA.

The representations and warranties of Seller in this Section 5.12 are the sole and exclusive representations and warranties of Seller with respect to environmental matters, Environmental Laws, Environmental Permits, and Hazardous Substances.

Section 5.13        Compliance with Laws; Governmental Approvals.

(a)        The Company and Seller are, and at all times since January 1, 2016, in compliance in all material respects with all Applicable Laws, Orders and the requirements of PJM Interconnection relating to the conduct of the Business.  Neither Seller nor the Company has received any written or, to Seller’s Knowledge, oral notice or communication from a Governmental Entity or PJM Interconnection alleging that it is not in compliance with any Applicable Law related to the conduct of the Business.

(b)       Except as set forth on Schedule 5.13, all Governmental Approvals required under all Applicable Laws, and all PJM Approvals, in each case required for the Company to operate, maintain, repair, and own the Project have been obtained, made or filed, as the case may be, are in full force and effect, and the Company is in compliance in all material respects with the terms and conditions thereof.  Seller has made available to Purchaser true, complete and correct copies of all such Governmental Approvals and PJM Approvals.

(c)         Set forth in Schedule 5.13 are all Governmental Approvals required for the Business, other than Environmental Permits which are addressed by Section 5.12(b).

Section 5.14        Employees.

(a)          The Company does not have, and at no time since January 1, 2016 has had, any employees since the date of its formation.  The Company does not have liabilities or obligations of any kind or nature to any employee of the Seller.  Without limiting the generality of the foregoing, the Company does not have any material liability for any compensation, accrued vacation, pension benefits, retirement benefits, benefits under any profit-sharing plan, thrift-savings plan, deferred compensation plan, stock bonus plan, stock option, cash bonus, employee stock ownership plan (including investment credit or payroll stock ownership), severance pay, insurance, medical, welfare, or vacation plan, or any other employee pension benefit plan, employee welfare benefit plan, or other employee benefit plan or any director plan of any kind or nature.

(b)       In connection with the Company’s operation of the Cogen Facility and the Seller’s operation of the Marina Thermal Facility, respectively, (i) neither Seller nor the Company has been or is a party to any collective bargaining or other labor contract; (ii) there has not been, there is not presently pending or existing, and to Seller’s Knowledge, there is not threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Action against or affecting Seller or Company relating to the alleged material violation of any Applicable Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting Seller or Company or their premises, or (c) any application for certification of a collective bargaining agent.  To Seller’s Knowledge, Seller has complied in all respects with all Applicable Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing.

Section 5.15         Tax Matters.

(a)          The Company has timely filed (or has caused to be timely filed on its behalf) all Tax Returns required by Applicable Law to have been filed by it.  All such Tax Returns and amendments thereto are true, complete and correct.

(b)          The Company has paid (or has had paid on its behalf) or withheld and remitted to the applicable Governmental Entity all Taxes required to have been paid or withheld (whether or not shown on any Tax Return).

(c)          There are no liens for Taxes upon any property or assets of the Company, except for liens for Taxes not yet delinquent.

(d)        Except as set forth on Schedule 5.15(d), no federal, state, local or foreign audits, examinations, investigations or other administrative proceedings (such audits, examinations, investigations and other administrative proceedings referred to collectively as “Audits”) or court proceedings are (i) presently pending with regard to any Taxes or Tax Returns filed by or on behalf of the Company or (ii) were pending within the last six (6) years.

(e)         Except as set forth on Schedule 5.15(e), there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company.

(f)        There are no requests for rulings or determinations in respect of any Tax matter pending between the Seller or the Company and any Governmental Entity.

(g)        Each of Seller and the Company is, and has been at all times since its formation, a disregarded entity for U.S. federal income tax purposes.

(h)          The Company is not a party to a Tax Sharing Agreement or subject to Treasury Regulations section 1502-6 liability.

(i)         Each of Seller and the Company (A) is not a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code and (B) has not participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4, or any similar provision of state, local or foreign law.

(j)          No Action, including any claim, has ever been made by a Governmental Entity in a jurisdiction where the Company does not file.

Section 5.16          Company Intellectual Property.

Except as set forth on Schedule 5.16, the Company owns or has the right to use and, as of the Closing, will own or have the right to use, all of the Company Intellectual Property.  The conduct of the Business does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any Person in any manner that will materially affect the ability of Purchaser to operate the Business as currently conducted.  To Seller’s Knowledge, none of the Company Intellectual Property is currently being infringed, misappropriated or otherwise violated by any Person.  Seller has not received any written notice or, to Seller’s Knowledge, oral notice from any Person pertaining to or challenging the right of the Company to use any of the Company Intellectual Property.

Section 5.17         Bank Accounts and Guarantees.

(a)         Schedule 5.17 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains lockboxes, safe deposit boxes, marketable securities, disbursement accounts or other accounts of any nature.

(b)         Schedule 7.11 sets forth all guarantees and other security required to support the obligations of the Company in connection with the Business and no other guarantees or other security is required in connection with the Business.

Section 5.18         Regulatory Status.

(a)         After giving effect to the Internal Reorganization, the Cogen Facility is a Qualifying Facility and each of the Project and the Company is exempt from or is otherwise not subject to regulation: (a) as to rates and terms of conditions of service under Sections 205 and 206 of the FPA and the requirements of Section 203 of the FPA, and (b) under laws respecting rates and financial and organization regulation of electric utilities pursuant to 18 CFR Section 292.602; provided that the Marina Thermal Facility is not a Qualifying Facility and is also not a facility subject to the jurisdiction of FERC under the FPA.  The Company is not a “holding company” under PUHCA and the Company, as the owner of a Qualifying Facility, will, pursuant to 18 C.F.R. Sections 292.602(b) and 366.3(a), be exempt from FERC regulation of access to books and records, accounting and record-keeping requirements.

(b)        None of the Facility, the Company or the Seller, both before and after giving effect to the Internal Reorganization, are subject to regulation by the Board of Public Utilities under the Applicable Laws of the State of New Jersey as a “public utility” as that term is defined at N.J.S.A. § 48:2-13(a).  The Seller and the Company have operated the Facility, both before and after the Internal Reorganization, as an “on-site generation facility” as that term is defined at N.J.S.A. § 48:3-51.  Sales of “All Requirements Service” under and as defined in the Amended and Restated Power Purchase Agreement listed as item 1 on Schedule 4.7(a) and the “Energy Services” under and as defined in the Energy Sales Agreement have been made to end use customers located either on the same property as the Facility, or on property that is contiguous to the property on which the Facility is located.  The Facility has not provided thermal energy services to an “off-site end use thermal energy services customer” as that term is defined at N.J.S.A. § 48:3-51.  The Facility has not provided “electric generation service,” as that term is defined at N.J.S.A. § 48:3-51.  Seller has complied in all material respects with N.J.S.A. § 48:3-77 in its performance of its obligations under the Material Contracts.

Section 5.19        Brokers or Finders.

Except as set forth on Schedule 5.19, neither Seller and nor the Company has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or person to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the Transactions.

Section 5.20        Books and Records.

True, complete and accurate copies of the books of all Records have been made available to Purchaser.  At the Closing, all of Records will be in the possession of Company, including, without limitation, those Records relating to the Seller’s operation of Marina Thermal Facility prior to the Internal Reorganization.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the date of this Agreement and as of the Closing Date (except where such representation or warranty is made as of another specific date) as follows:

Section 6.1          Organization.

Purchaser is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate or other power to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder.

Section 6.2          Authorization; Validity of Agreement.

The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Transactions have been duly authorized by all requisite company action on the part of Purchaser, and no other company action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation of the Transactions.  No vote of, or consent by, the holders of any class or series of stock or other equity issued by Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation by it of the Transactions.  This Agreement has been, and the Ancillary Agreements to which Purchaser is a party when executed at Closing will be, duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by Seller, is or will be, as applicable, a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms subject to the Bankruptcy and Equity Exception.

Section 6.3          Consents and Approvals; No Violations.

Except as set forth on Schedule 6.3, none of the execution, delivery or performance of this Agreement by Purchaser, the consummation by Purchaser of the Transactions or compliance by Purchaser with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the Operating Document or Organizational Document of Purchaser, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (d) violate in any material respect any Applicable Law or Order applicable to Purchaser, any of its Subsidiaries or any of their properties or assets.

Section 6.4          Brokers or Finders.

Except as set forth on Schedule 6.4, neither Purchaser nor any of its Affiliates, nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions, or finder’s fees in connection with the Transactions.

Section 6.5          Acquisition of Company Equity Interests for Investment.

Purchaser is acquiring the Company Equity Interests for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of Applicable Law.  Purchaser agrees that the Company Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under any applicable securities laws, except pursuant to an exemption from such registration under such laws.  Purchaser is able to bear the economic risk of holding the Company Equity Interests for an indefinite period and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Company Equity Interests.

Section 6.6          Litigation.

There is no claim, Action or governmental investigation pending or threatened against Purchaser or any of its Affiliates by or before any court or Governmental Entity that, individually or in the aggregate, would impede in any material respect or would reasonably be expected to impede in any material respect the ability of Purchaser to complete the Transactions in accordance with the terms hereof.

Section 6.7          Investigation by Purchaser.

Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company.  Purchaser acknowledges that it and its representatives have been provided access to the personnel, properties, premises and records of the Company for such purpose, and it has received materials that it deems necessary to make its determination whether to proceed with the transactions contemplated hereby.  Purchaser acknowledges that neither Seller, its Affiliates nor the Company or any of their respective directors, officers, shareholders, employees, Affiliates, controlling Persons, agents, advisors or representatives makes or has made any oral or written representation or warranty either express or implied (other than Seller’s explicit representations and warranties in Articles IV and V of this Agreement), and that neither Seller, its Affiliates nor the Company or any of their respective directors, officers, shareholders, employees, Affiliates, controlling Persons, agents, advisors or representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information (including any estimates, projections, forecasts, operating plans or budgets concerning financial or other information relating to the Company or the Business) provided or made available to Purchaser or its directors, officers, employees, Affiliates, controlling Persons, agents or representatives. Purchaser acknowledges that it is not relying on any statements, representations or warranties made by Seller or any Affiliate of Seller, whether in writing or orally, other than the representations and warranties of Seller expressly set forth in Articles IV and V of this Agreement.

Section 6.8          Regulatory Status.

  Purchaser is not a “holding company” within the meaning of the Public Utility Holding Company Act of 2005 or, if Purchaser is a “holding company” as so defined, Purchaser is eligible for and holds the authorization of the FERC under the FPA conferred by 18 C.F.R. § 33.1(c)(8).  Purchaser is not itself a “public utility,” as that term is defined under the FPA.  Purchaser is not affiliated with any entity that is a “franchised public utility” (as that term is defined by the FERC under 18 C.F.R. § 35.36(a)(5)) that serves any retail customer or territory in the State of New Jersey.

ARTICLE VII
CERTAIN COVENANTS AND AGREEMENTS

Section 7.1          Interim Operations of the Company.

Except as (i) expressly provided in this Agreement, (ii) set forth on Schedule 7.1, or (iii) may be consented to in writing by Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), Seller shall ensure that from and after the date hereof and prior to the Closing:

(a)        the Seller and Company shall (i) operate the Facility using Prudent Industry Practices, (ii) use its Commercially Reasonable Efforts to conduct the Business in the ordinary course and in the same manner as heretofore conducted, including but not limited to being managed and operated in accordance with the Operating Documents and Organizational Documents, (iii) use its Commercially Reasonable Efforts to preserve intact the current business organization of the Company and the Business and to maintain the relations and good will with suppliers, customers, landlords and agents relating to or in connection with the operation of the Business;

(b)        the Company shall not (i) amend its Operating Document or Organizational Document, (ii) issue, sell, transfer, pledge, dispose of or encumber any of its Equity, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any of its Equity, (iii) declare, set aside or pay any dividend or other distribution with respect to any of its Equity, except Cash dividends or distributions payable before the Closing Date, (iv) split, combine or reclassify any of its Equity, (v) redeem, purchase or otherwise acquire directly or indirectly any of its Equity, or any instrument or security which consists of or includes a right to acquire such Equity, or (vi) make or authorize any capital expenditure other than pursuant to and in accordance with the time frames of existing commitments or business plans;

(c)        the Seller and Company shall not with respect Marina Thermal Facility or the Cogen Facility (i) incur or assume any long-term Indebtedness, (ii) modify the terms of any Indebtedness, other than modifications of short-term debt in the ordinary course of business, which Indebtedness shall be paid in full as of the Closing Date, or (iii) assume or guarantee the obligations of any other Person, in each case except in the ordinary course of business, which guarantee shall be terminated and released as of the Closing Date;

(d)         the Seller and Company shall not permit any insurance policy (including those set forth on Schedule 5.10) naming it as a beneficiary or a loss payable payee to be cancelled or terminated prior to the Closing Date, except policies providing coverage for losses not in excess of $1,000,000 which are replaced without diminution of or gaps in coverage;

(e)       the Seller and Company shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(f)        the Seller and Company shall not change in any respect any of the accounting methods used by it unless required or permitted by GAAP, as applicable;

(g)        the Seller and the Company shall not sell, assign, transfer, lease or otherwise dispose of any Assets of the Business in excess of $25,000, and only then if such sale assignment, transfer or lease is in the ordinary course of business (including, but not limited to, ordinary course of business sales of capacity, energy, ancillary services, and excess fuel);

(h)         except as set forth on Schedule 7.1(h), the Seller and the Company shall not enter into any contract that if in effect on the date hereof would be a Seller Material Contract, Company Material Contract or Real Property Lease or terminate or materially amend, or settle or compromise any claim under any Seller Material Contract, Company Material Contract or Real Property Lease;

(i)          the Seller and the Company shall not amend or modify any Governmental Approval or Environmental Permit of Seller or Company relating to the Marina Thermal Facility or the Cogen Facility, except in connection with the Internal Reorganization;

(j)          the Company shall not take any action that would cause the Cogen Facility to lose its status as a Qualifying Facility, and shall take all actions necessary to maintain its status as a Qualifying Facility;

(k)        the Company shall not hire any employee, pay any bonuses, salaries, or other compensation to any member, manager, stockholder, director, officer or employee of the Company or enter into any employment, severance, or similar agreement, contract or arrangement with any member, manager, stocker holder, director, officer, or employee;

(l)         the Seller and the Company shall use Subject Cash only (i) in accordance with Prudent Industry Practices and as if the Business was separate from any other activities of the Company or its Affiliates, (ii) to pay properly invoiced amounts under the Material Contracts as and when the same become due and payable in accordance with the terms of such Material Contracts, if required by Applicable Law, or in connection with the resolution of an emergency situation, which for this purpose shall mean an imminent risk of physical injury or death to any person or damage to property, or (iii) to satisfy any accrued liabilities expressly included in the Base Working Capital Amount; and

(m)        the Company shall not enter into any agreement, contract, commitment or arrangement to do any of the things described in Subsections (b) through (l) above.

Notwithstanding the first sentence of this Section 7.1, during the period from the date hereof until the Closing, Purchaser’s consent to any action shall not be required if Seller has delivered, or promptly thereafter does deliver, to Purchaser or its representatives written notice that such action is necessary to comply with (but not change, amend or modify) requirements under any Material Contracts or Applicable Law or as required in case of any emergency.

Section 7.2          Efforts and Actions to Cause Closing to Occur.

(a)         Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser and Seller shall use their respective Commercially Reasonable Efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any Applicable Laws) to consummate the Closing as promptly as practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the other Transactions and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, Orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity, and specifically including:  (i) to make or cause to be made the filings required of such Party or any of its Affiliates under any Applicable Laws (which shall specifically request early termination of the waiting period under the HSR Act) with respect to the transactions contemplated by this Agreement, all of which are set forth on Schedules 4.4, 5.2 and 6.3 as promptly as is reasonably practicable, and in any event within fifteen (15) Business Days after the date hereof, and to pay any fees due from it in connection with such filings; (ii) to cooperate with the other Party and furnish all information in such Party’s possession or in the possession of such Party’s Affiliates that is necessary in connection with any other Party’s filings; (iii) to use Commercially Reasonable Efforts to cause the expiration or early termination of the notice or waiting periods under the HSR Act, if applicable, and any other Applicable Laws with respect to the Transactions as promptly as is reasonably practicable; (iv) to promptly inform the other Party of any communication from or to, and any proposed understanding or agreement with, any Governmental Entity in respect of such filings, and permit the other Party to review in advance any proposed communication by such Party or its Affiliates to any Governmental Entity; (v) to consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party or its Affiliates in connection with all meetings, actions and proceedings with Governmental Entities relating to such filings; (vi) to comply, promptly as is reasonably practicable, with any requests received by such Party or any of its Affiliates for additional information, documents or other materials in connection with such filings; (vii) to use Commercially Reasonable Efforts to resolve any objections or respond to any questions as may be asserted or requested by any Governmental Entity with respect to the Transactions; and (viii) to use Commercially Reasonable Efforts to contest and resist any action or proceeding instituted (or threatened in writing to be instituted) by any Governmental Entity challenging the transactions contemplated by this Agreement as being in violation of any Law.  In connection with filings to be made and actions taken under the HSR Act, the Parties shall each pay fifty percent (50%) of the filing fees with respect thereto; provided, however, each Party shall bear its own attorneys’ fees and expenses otherwise incurred in connection with any filings, including as a result of any investigation or Action under the HSR Act initiated by the DOJ Antitrust Division or the FTC.  No Party to this Agreement shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate at such meeting.  Subject to the final sentence of Section 7.2(b), Purchaser and Seller and their Affiliates shall not take any action that could reasonably be expected to hinder or delay clearance or any necessary approval under the HSR Act or any other Applicable Laws.

(b)          Subject to the Confidentiality Agreement, (i) prior to transmitting any material to any Governmental Entity or members of its staff with respect to the filings discussed in this Section 7.2, each Party shall permit counsel for the other Party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Entity (or members of their respective staffs) to the extent permitted by Applicable Law, and (ii) the Parties will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby; provided, however, that each Party may redact from any filings provided to the other Parties hereunder, and shall not be required to provide any materials or information hereunder, to the extent such filings, materials or information relate solely to the redacting Party and not to the Company or the Transactions.  Notwithstanding any other provisions of this Agreement, no Party or its Affiliates will have any obligation to resolve any objections of any Governmental Entity to the Transactions, to agree to any divestitures of the assets, properties or rights of the Company, such Party or any Affiliates of either of the foregoing, or to enter into any “hold separate” or similar agreements, or to agree to any other changes to the business, operations or activities of such Party or any of its Affiliates.

(c)          Prior to Closing, Seller will provide Purchaser and its representatives with reasonable access, upon reasonable prior notice and during normal business hours, to the Company and the Facility and the officers and employees of Seller and the Company who have significant responsibility for the Company, but only to the extent that such access does not (i) unreasonably interfere with the business of Seller and the Company, (ii) violate any confidentiality obligation of Seller or its Affiliates and/or (iii) involve any information which is protected by attorney-client or other legal privilege of Seller or its Affiliates, and subject to compliance with Applicable Laws and any Material Contracts or permits to which Seller, any of the Company or any of their respective Affiliates is a party; provided, however, that Seller shall have the right to (i) have its representatives present for any communication with employees or officers of Seller or the Company and (ii) impose reasonable restrictions and requirements for safety purposes; provided, further that Purchaser will not be entitled to conduct any environmental assessments, or take any samples of water or other materials, or conduct any tests that involve removing soil or penetrating the subsurface of any lands, or conduct any engineering tests or studies.  Purchaser shall provide Seller with not less than three (3) Business Days prior notice of the date and time on which Purchaser desires to enter the Real Property.  Purchaser shall, and shall cause its representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 7.2(c).  Seller agrees upon request of Purchaser to reasonably cooperate and use Commercially Reasonable Efforts to facilitate communication between Purchaser and Persons with material contractual or material regulatory relationships with the Company (including any beneficiary of an Existing Guarantee); provided, however, that (i) such Commercially Reasonable Efforts shall include, if requested by Purchaser, attempting to make an initial contact (and a subsequent contact if needed) to the applicable third party in order to facilitate such communication and (ii) for the avoidance of doubt, any contact with third parties shall be in manner and substance mutually agreeable to the Purchaser and Seller.

Section 7.3          Publicity.

Neither Party (or any of their respective Affiliates) shall issue or cause the publication of any press release or other internal or external announcement with respect to this Agreement or the Transactions without prior written consent of the other (which consent shall not be unreasonably withheld, delayed, or conditioned), except as may be required by Applicable Law or by any listing agreement with a national securities exchange or trading market and then only after the other Party has been afforded a reasonable opportunity to review and comment on the same.

Section 7.4          Affiliate Arrangements.

Except (i) as contemplated by Section 7.13 or (ii) as otherwise expressly contemplated by this Agreement or the Ancillary Agreements, all Affiliate Agreements and all agreements, obligations and commitments, whether written, oral or otherwise, relating to the conduct of the Business which are solely between the Company, on the one hand, and Seller or any of its Affiliates (excluding agreements solely between the Company or its Affiliates and Purchaser or its Affiliates, on the other hand), shall be terminated with appropriate releases and be of no further effect, simultaneously with the Closing.

Section 7.5          Maintenance of Books and Records.

Each of Seller and Purchaser shall preserve, until at least the fifth (5th) anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such Party relating to the Business.  After the Closing Date and up until at least the fifth (5th) anniversary of the Closing Date, upon any Covered Request from a Party or its representatives, the Party holding such records shall (a) provide to the requesting Party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting Party or its representatives to make copies of such records, in each case at no cost to the requesting Party or its representatives (other than for reasonable out-of-pocket expenses); provided, however that nothing herein shall require any Party to disclose any information to the other if such disclosure would result in the loss of any attorney-client or other legal privilege or contravene any Applicable Law.  For purpose of this Section 7.5, a “Covered Request” shall mean a written request in connection with an audit, accounting, tax, litigation, federal securities disclosure or other similar need or reasonable business purpose of the Party seeking such records.  Notwithstanding the foregoing, any and all such records relating to the Business may be destroyed by a Party if such destroying Party sends to the other Parties written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the thirtieth (30th) day following the other Party’s receipt of such notice unless another Party notifies the destroying Party that such other Party desires to obtain possession of such records, in which event the destroying Party shall transfer the records to such requesting Party and such requesting Party shall pay all reasonable expenses of the destroying Party in connection therewith.

Section 7.6          Cooperation in Litigation.

Subject to the indemnification obligations set forth herein, each Party will use Commercially Reasonable Efforts to cooperate with the other Party in the defense or prosecution of any Action already instituted or which may be instituted hereafter against or by any Party relating to or arising out of the conduct of the Business or the Company or any of the Transactions.  The Party requesting such cooperation shall pay the out-of-pocket expenses (including reasonable legal fees and disbursements) of the Party providing such cooperation and of its employees and agents reasonably incurred in connection with providing such cooperation, but shall not be responsible to reimburse the Party providing such cooperation for the salaries or costs of fringe benefits or other similar expenses paid by the Party providing such cooperation to its employees and agents while assisting in the defense or prosecution of any such litigation or proceeding.

Section 7.7          Insurance.

(a)         Purchaser acknowledges and agrees that effective with the Closing all Insurance Coverage provided to the Company by Seller or any of its respective Affiliates shall terminate, and no further liability shall be covered under any of such policies except that the Company shall have the benefits of coverage under such policies with respect to insured events occurring before the Closing.  Following the Closing, Purchaser shall ensure that insurance shall be provided to the Company (i) in such amounts, with such deductibles and against such risks and losses as are required by Applicable Laws, Material Contracts, or Orders that are applicable to the Company, or (ii) in the absence of such requirement, in such amounts, with such deductibles and against such risks and losses as are commercially reasonable.

(b)       Seller and Purchaser agree that all claims with respect to insured events occurring prior to the Closing shall be administered in accordance with the terms of the policies and coverage applicable to such claims provided that, except with respect to those claims listed on Schedule 7.7, Purchaser shall pay any costs of deductible and self-insured retentions related to such policies and coverage.  In all cases, Purchaser shall cooperate fully with Seller to enable them to comply with the requirements of the relevant insurance carrier and Purchaser shall provide such information and assistance as Seller may reasonably request in connection with any such claim.  Any amounts received by Seller or any Affiliate of Seller as a result of a settlement or other resolution of any claim listed on Schedule 7.7 shall be retained by Seller or its Affiliate, and Purchaser shall have no rights to or interests therein.  Any amounts received by Seller or any Affiliate of Seller as a result of a settlement or other resolution of any claims with respect to insured events occurring prior to the Closing other than those claims listed on Schedule 7.7 shall be promptly paid over to Purchaser, less any expenses incurred by Seller in resolving such claims.

Section 7.8          Name Change.

Purchaser hereby acknowledges that from and after the Closing, Seller shall have no rights in the name “ACB Energy Partners LLC” (the “Restricted Name”) and covenants that it shall, promptly following the Closing, cease referring to Seller in connection with the Restricted Name and cause Seller to cease using any name that includes the Restricted Name or any similar words that would raise a reasonable likelihood of confusion with the Restricted Name.

Section 7.9          Banking Matters.

Except as set forth on Schedule 7.9, immediately following the Closing all bank accounts of the Company shall remain with the Company.  Promptly following the Closing, the individuals listed on Schedule 3.2(e) shall be removed as authorized signatories on the bank accounts of the Company, and new authorized signatories will be appointed by Purchaser in their place.

Section 7.10        Updating Disclosure Schedules.

Between the date hereof and the Closing Date (the “Update Period”), Seller shall update, amend or supplement the Disclosure Schedules to this Agreement to reflect any event, effect, condition, change, development or occurrence first arising or first becoming known to Seller during the Update Period by providing Purchaser with written notice setting forth the proposed update and specifying the schedule or schedules to be updated thereby (each, a “Schedule Supplement”).  In the event that such event, effect, condition, change, development or occurrence which is the subject of a Schedule Supplement would reasonably be expected to result in any of the conditions to Closing to not be capable of being satisfied and has not been cured by Seller within fifteen (15) Business Days after written notice thereof by Purchaser (or, if earlier, on or prior to the Outside Closing Date), then Purchaser shall have the right to terminate this Agreement upon written notice of termination delivered to the Seller not later than twenty (20) Business Days following Purchaser’s receipt of the applicable Schedule Supplement; provided, that if Purchaser has the right to, but does not elect to, terminate this Agreement and the Closing occurs, then (i) Purchaser shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to the matters set forth in such Schedule Supplement, (ii) such Schedule Supplement shall be deemed to be incorporated into and to supplement, amend and modify the Disclosure Schedules, and (iii) Purchaser shall have irrevocably waived its rights to indemnification under Section 11.2 with respect to the matters set forth in such Schedule Supplement.

Section 7.11         Replacement of Guarantees and Other Security.

Purchaser recognizes that Seller and certain of its Affiliates have provided guarantees and other security to support the obligations of the Company in connection with the Business, all of which guarantees and other security outstanding are set forth on Schedule 7.11 (the “Existing Guarantees”).  Prior to Closing, unless waived or otherwise agreed to by the Parties, Purchaser shall use Commercially Reasonable Efforts to cause the beneficiaries of each Existing Guarantee to accept a substitute guarantee containing terms equal to or more favorable to the beneficiary thereof than the terms of such Existing Guarantee (a “Substitute Guarantee”).  Promptly upon termination and release of any of the Existing Guarantees, Purchaser shall request that the respective beneficiary or beneficiaries deliver to Seller each original copy of the guarantee or other instrument constituting or evidencing such Existing Guarantees and/or to confirm in writing that the Existing Guarantees is terminated and no longer enforceable.

Section 7.12         Internal Reorganization Transactions.

Prior to the Closing, Seller and the Company shall take such actions and enter into such agreements required to cause the Company to itself own the Project and such other rights and other interests as comprise the Business (the “Internal Reorganization”), with each assignment or transfer related thereto to be duly executed, delivered, and fully performed by all parties thereto.

Section 7.13         Replacement of Affiliate Supply Agreements.

The Affiliate Agreements identified on Schedule 7.13 will be terminated on the Closing Date, with appropriate releases of liability, and Seller and Purchaser shall negotiate in good faith to, and shall, enter into replacement agreements for such Affiliate Agreements as soon as reasonably practicable, but in no event later than ninety (90) days following the Closing Date.  During such ninety (90)- day period Seller shall provide the services set forth in a transition services agreement (the “Transition Services Agreement”) between Seller and Purchaser, to be entered into prior to the Closing.  The Transition Services Agreement shall provide, among other things, that the services provided to the Company during such ninety (90)- day period shall be administrative in nature,  and shall be provided by Seller to Purchaser at no charge.  Each of Seller and Purchaser shall use Commercially Reasonable Efforts in negotiating the form of the Transition Services Agreement.  Other than the services contemplated by the Transition Services Agreement, no other services shall be provided by Seller with respect to the Company.

Section 7.14         ISRA and Environmental Compliance.

The Parties each agree as follows: (a) Seller shall complete and execute an ISRA General Information Notice as required by ISRA for each such transaction subject to ISRA, such General Information Notice to be submitted to the NJDEP by Seller no later than five (5) calendar days after the execution of this Agreement; (b) for each transaction subject to ISRA, Seller shall complete and execute an ISRA Remediation Certification that shall identify Purchaser as the party responsible for conducting the remediation, (c) Purchaser shall complete and execute the required Remediation Cost Review and Remediation Funding Source/Financial Assurance forms, execute the ISRA Remediation Certification as the party responsible for conducting the remediation, obtain the Remediation Funding Source and associated surcharge (if applicable), and shall file such documentation with the NJDEP before Closing; (d) after Closing, Purchaser shall be responsible for complying with ISRA at its sole cost and expense, including engaging a Licensed Site Remediation Professional, performing all assessments, investigation and remediation work, obtaining any necessary permits, posting any financial assurances and obtaining a Response Action Outcome (or similar final remediation approval document) (collectively “RAO”) all within the timeframe required by ISRA and applicable Environmental Laws; (e) Purchaser shall assume responsibility for complying with the requirements of Environmental Law, including obligations to investigate and remediate Hazardous Substances to achieve a RAO and Purchaser shall ensure the continued protectiveness of any remediation of Hazardous Substances, at any real property owned or leased by the Company including the Project Site, and shall execute for submittal to NJDEP any applications reasonably required to confirm its responsibility for these obligations; (f) from and after the issuance of the RAO(s), Purchaser shall take all actions necessary to comply with the terms of the RAO(s) and any conditions imposed therewith, including any deed notice, classification exception area and remedial action permit(s), and Seller agrees to use Commercially Reasonable Efforts to cooperate with Purchaser with respect to such matters, it being the intent of the Parties that Purchaser assume all responsibility and obligations arising from or related to the RAO(s); and (g) each Party at its own expense shall reasonably cooperate in the application for any ISRA exemptions from NJDEP and/or in providing any information to each other and/or executing any additional documentation required for compliance with ISRA.  The provisions of this Section 7.14 shall survive Closing.  Notwithstanding the foregoing, nothing in this Section 7.14 is intended to, and shall not be construed as, limiting or modifying the environmental representations and warranties provided by Seller in this Agreement or the corresponding indemnities provided for in Article XI of this Agreement.

Section 7.15         New Jersey Bulk Sales.

Purchaser shall have the right to comply with N.J.S.A. 54:32B-22(c) and N.J.S.A. 54:50‑38 and Seller shall reasonably cooperate in connection with such compliance.  In furtherance thereof: (a) Seller shall prepare and deliver to Purchaser the Asset Transfer Tax Declaration (the “NJ-TTD”) in the form prescribed by the Director of the New Jersey, Division of Taxation (the “NJ Tax Director”), so that such form is received by Purchaser not less than twenty (20) Business Days prior to the Closing; and (b) Purchaser shall deliver a Notification of Sale, Transfer, or Assignment in Bulk (Form C-9600), together with the completed NJ-TTD and a fully executed copy of this Agreement (the “NJ Tax Notification”), to the NJ Tax Director by registered or certified mail or overnight delivery so that such NJ Tax Notification is received by the NJ Tax Director not less than twenty (20) Business Days prior to Closing.  Seller shall provide all information requested by Purchaser to enable Purchaser to complete the NJ Tax Notification, as soon as reasonably practicable after request from Purchaser.  If, at any time prior to Closing, the NJ Tax Director informs Purchaser that a possible claim (the “NJ Tax Claim”) for taxes imposed or to be imposed on Seller, including any interest or penalties thereon, any cost or fees imposed by the NJ Tax Director related thereto and any tax on the gain from the sale of the Assets (collectively, “NJ Taxes”), exists and the amount thereof (the “NJ Tax Deficiency”), then Purchaser and Seller shall close as scheduled and without delay, and Purchaser shall withhold the portion of the Purchase Price equal to the amount of the Deficiency, which amount so withheld shall be placed in an escrow account (the “NJ Tax Escrow”), which NJ Tax Escrow shall be held pursuant to an escrow agreement substantially in the form annexed hereto as Exhibit E.  The escrow agent shall be a title agent, title company, attorney or bank authorized to transact business in New Jersey selected by Purchaser and reasonably acceptable to Seller (“NJ Tax Escrow Agent”).  For the avoidance of doubt, Purchaser shall not be liable for any NJ Taxes (including but not limited to, Taxes owed in connection with the use and operation of the Assets prior to Closing, or any NJ Taxes on any gain realized upon the sale, transfer or assignment of the Assets, the Internal Reorganization or the Company Equity Interests) other than Transfer Taxes, which shall be subject to the provisions of Section 10.4, and Seller shall indemnify and hold Purchaser harmless from any liability or cost incurred in connection with any claim for any such Taxes, including any interest and penalties thereon and cost and fees imposed by the NJ Tax Director relating thereto.  The indemnification provision contained in this Section 7.15 shall survive the termination of this Agreement or the Closing.

Section 7.16        [Reserved.]

Section 7.17        Working Capital Restrictions and Information.

(a)         At all times prior to the Closing the Seller shall, and shall cause the Company and any applicable Affiliates to, comply with the covenants set forth in Part B of Schedule 2.2; it being understood that any failure to comply with such covenants shall form the basis for Purchaser providing a Working Capital Shortfall Statement under Section 2.3 (which, for the avoidance of doubt, shall be the sole remedy for such noncompliance).

(b)          Prior to the date of this Agreement Seller provided the Interim Financial Statements attached to this Agreement as Exhibit G.  Promptly, but in any event within fifteen (15) calendar days of the last day of each calendar month occurring between the date of this Agreement and the Closing, the Seller shall provide to the Purchaser (i) copies of the Interim Financial Statements for the applicable calendar month and (ii) the supporting information required under Schedule 2.2 and such additional information as is reasonably required by the Purchaser to review and verify the estimate of Working Capital contained in the Interim Financial Statements.  To the extent the Purchaser determines that there was an error in the calculation of the Working Capital or that the Working Capital was managed in a manner inconsistent with the requirements of this Agreement, the Seller shall cooperate in good faith to address any reasonable request of the Purchaser made in connection with such determination; it being understood that the provisions of Section 2.3 shall control any adjustments to the Purchase Price after Closing.

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.1          Conditions to Each Party’s Obligation to Effect the Closing.

The respective obligations of each of the Parties to effect the Closing shall be subject to the satisfaction (or waiver by Purchaser and Seller) at or prior to the Closing Date of each of the following conditions:

(a)          Statutes; Court Orders.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Closing; there shall be no Order of a court of competent jurisdiction in effect precluding consummation of the Closing; provided, that the Parties shall use their Commercially Reasonable Efforts to have any such Order vacated or lifted; and there shall not be pending any Action by any Governmental Entity or other Person seeking to restrain or prohibit the consummation of the Closing or the performance of any of the other Transactions;

(b)         Governmental Consents.  Any consents, approvals, authorizations or Actions of or by any Governmental Entity set forth on Schedules 4.4, 5.2 and 6.3 and required to be obtained in order to consummate the Transactions shall have been obtained and are non-appealable; and

(c)       Transition Services Agreement.  The Parties shall have entered into the Transition Services Agreement in form and substance reasonably satisfactory to each of the Parties.

(d)       Renewable Energy Agreement.  The Parties shall have entered into the Renewable Energy Agreement in form and substance reasonably satisfactory to each of the Parties.

Section 8.2          Conditions to Obligations of Purchaser to Effect the Closing.

The obligations of Purchaser to consummate the Closing shall be subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of each of the following conditions:

(a)        Representations and Warranties.  The representations and warranties of Seller set forth in this Agreement and each Ancillary Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(b)          Performance by Seller.  Seller shall have performed and complied, in all material respects, with the obligations, covenants and agreements to be performed or complied with by Seller under this Agreement;

(c)          Officer’s Certificates.  Seller shall have delivered a certificate of an officer of Seller, dated as of the Closing Date, to the effect that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied with respect to Seller, together with certification that attached are true, complete and accurate copies of (1) Seller’s and Company’s operating agreement and articles of organization; (2) Seller’s resolutions authorizing the Transactions and identifying the persons authorized to execute this Agreement, all Ancillary Agreements and all other documents in connection with the Transactions; and (3) a good standing or equivalent certificate for Seller and Company;

(d)          No Bankruptcy.  Neither the Company nor Seller has filed a voluntary petition in bankruptcy prior to the Closing Date. There has not been filed by or against the Company or Seller a petition of bankruptcy or other insolvency proceeding, or for the reorganization or the appointment of a receiver or trustee (nor acquiesced or consented to the filing of such a petition by another Person), nor has Seller or the Company made an assignment for the benefit of its creditors, nor filed a petition for an arrangement with creditors, nor entered into an arrangement with creditors, nor admitted in writing its inability to pay its debts as they become due;

(e)          No Material Adverse Effect.  Since the date of this Agreement through the Closing Date, there has not been a Material Adverse Effect regarding the Company or the Business, including, without limitation, the Seller’s operation of the Marina Thermal Facility prior to the transfer of the MTF Assets in the Internal Reorganization;

(f)          Survey.  An ALTA survey in form and substance satisfactory to Purchaser for all Leased Real Property and Owned Real Property, including all easements and other property rights benefiting the Company, containing such certifications and/or endorsements as Purchaser may request in its sole judgment (the “Survey”);

(g)         Title Insurance.  A title company, reasonably acceptable to Purchaser, shall issue a commitment to issue a title policy (in the form and without standard exceptions and with such endorsements that Purchaser may request in its sole judgment) for all Leased Real Property and Owned Real Property, including all easements benefiting the Company, insuring good and marketable title to all Leased Real Property and Owned Real Property, including all easements benefiting the Company, free and clear of all Encumbrances, except Permitted Encumbrances (the “Title Policy”); and

(h)          Deliveries by Seller.  Seller shall have delivered to Purchaser those items required by Section 3.2.

Section 8.3          Conditions to Obligations of Seller to Effect the Closing.

The obligations of Seller to consummate the Closing shall be subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of each of the following conditions:

(a)        Representations and Warranties.  The representations and warranties of Purchaser set forth in this Agreement and each Ancillary Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality) on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(b)        Performance by Purchaser.  Purchaser shall have performed and complied, in all material respects, with the obligations, covenants and agreements to be performed or complied with by Purchaser under this Agreement;

(c)        Officer’s Certificate.  Purchaser shall have delivered a certificate of an executive officer of Purchaser, dated as of the Closing Date, to the effect that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied;

(d)         No Bankruptcy.  Purchaser has not filed a voluntary petition in bankruptcy prior to the Closing Date.  There has not been filed by or against Purchaser a petition of bankruptcy or other insolvency proceeding, or for the reorganization or the appointment of a receiver or trustee (nor acquiesced or consented to the filing of such a petition by another Person), nor has Purchaser made an assignment for the benefit of its creditors, nor filed a petition for an arrangement with creditors, nor entered into an arrangement with creditors, nor admitted in writing its inability to pay its debts as they become due; and

(e)          Deliveries by Purchaser.  Purchaser shall have delivered to Seller those items required by Section 3.3.

ARTICLE IX
TERMINATION

Section 9.1          Termination.

This Agreement may be terminated at any time prior to the Closing Date:

(a)          by the mutual written consent of the Parties;

(b)        by any Party, if any Governmental Entity shall have issued an Order or taken any other Action (which Order or other Action the Parties shall use their Commercially Reasonable Efforts to lift) which restrains, enjoins or otherwise prohibits the consummation of the Transactions and such Order or other Action shall have become final and non-appealable;

(c)          by Seller (provided Seller is not then in material breach of any of its obligations under this Agreement), if there has been a breach by Purchaser of any representation, warranty or covenant contained in this Agreement (i) such that the conditions set forth in Section 8.1 or Section 8.3 would not be satisfied as of the time of such termination and (ii) such breach is incapable of being cured or has not been cured by Purchaser within thirty (30) days after written notice thereof from Seller, and such conditions are not otherwise waived in writing by Seller; and

(d)         by Purchaser (provided Purchaser is not then in material breach of any of its obligations under this Agreement), if there has been a breach by Seller of any representation, warranty or covenant contained in this Agreement such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such termination and (y) such breach is incapable of being cured or has not been cured by Seller within thirty (30) days after written notice thereof from Purchaser, and such conditions are not otherwise waived in writing by Purchaser;

(e)         by either Party by providing written notice of the same if the Closing has not occurred by the Outside Closing Date and the written notice of extension referred to in the second proviso of this sentence has not been delivered by the other Party; provided that such terminating Party is not then in breach of its obligations under this Agreement; and provided further, that such date may be extended by Seller or Purchaser, in its sole discretion, by providing written notice of the same on the Outside Closing Date, in the event that either Seller or Purchaser is unable to obtain any required Governmental Approval or other consent of a Governmental Authority prior to the Outside Closing Date; provided, further, that such date may not be extended to a date that is later than the six (6)-month anniversary date from the execution of this Agreement, without the prior written consent of each of Seller and Purchaser.

Section 9.2          Effect of Termination.

In the event of the termination of this Agreement pursuant to the terms of this Agreement, this Agreement shall forthwith terminate and have no further force and effect, except that (a) the covenants and agreements set forth in Section 7.3 (Publicity), this Section 9.2 and Article XI, shall survive such termination indefinitely, (b) except in the event of termination under Section 9.1(a), nothing in this Section 9.2 shall be deemed to release any Party for knowing or willful breaches of any covenant, representation and/or warranty contained in this Agreement prior to the time of such termination, and (c) nothing in this Section 9.2 shall be deemed to release any Party from any liability for fraud, gross negligence, or willful misconduct.

ARTICLE X
TAX MATTERS

Section 10.1        RESERVED.

Section 10.2         Tax Returns and Taxes of the Company.

(a)         Seller shall prepare or cause to be prepared (in a manner consistent with past practices of the Company or past practices with respect to the MTF Assets) all Tax Returns required to be filed after the Closing Date by or with respect to the Company or the MTF Assets for any Pre-Closing Tax Period, and Seller shall pay or cause to be paid all Taxes due with respect to such Tax Returns; provided that no such Tax Return shall be filed without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed.

(b)         Purchaser shall prepare or cause to be prepared and filed or cause to be filed when due all income Tax Returns that are required to be filed by or with respect to the Company for taxable years or periods beginning on or after the Closing Date, and Purchaser shall pay or cause to be paid all Taxes due with respect to such Tax Returns.

(c)          Purchaser shall not, and shall not cause or permit the Company to, without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed), amend any Tax Return of the Company that relates any Pre-Closing Tax Period resulting in a Tax for which Seller or its Affiliates would be liable hereunder.

Section 10.3         Tax Claims.

(a)         If a notice of any pending or threatened audit, examination, contest, litigation or other proceeding shall be delivered, or any claim shall be made, by any taxing authority, which, if successful, might result in an indemnity payment to an Indemnified Party, then such Indemnified Party shall give prompt written notice of such claim (a “Tax Claim”) to the Indemnifying Party.

(b)       Seller shall, or shall cause its Affiliate(s) to, control all proceedings with respect to any Tax Claim relating to any Pre-Closing Tax Period.  Purchaser shall control all proceedings with respect to any Tax Claim relating to a taxable period or portion thereof beginning after the Closing Date.  In the event that Seller wishes to participate in such audit or proceeding, it may do so at its own expense.

(c)         If Purchaser, Seller or any of their respective Affiliates, as the case may be, receives a notice with respect to a Tax Claim for which the other Party is responsible hereunder, such Party shall promptly provide Seller or Purchaser, as the case may be, with a copy of such notice as appropriate.

(d)         If there is a conflict relating to the procedures set forth in Article XI and the procedures set forth in this Section 10.3, the procedures set forth in this Section 10.3 shall govern with respect to Tax matters.

Section 10.4         Transfer Taxes.

Notwithstanding any provision of this Agreement to the contrary, all documentary, sales, stamp, recording, use, transfer (real estate or otherwise), registration and other such Taxes and fees (including any penalties and interest thereon) (“Transfer Taxes”) incurred in connection with this Agreement and the Transactions (and deemed transactions) contemplated hereby shall be borne and paid fifty percent (50%) by Purchaser and fifty percent (50%) by Seller.  The Party who does not prepare and file any such Tax Return will pay to the other Party its applicable fifty percent (50%) portion of such Taxes no later than two (2) days prior to the due date of the relevant Tax Return.  Seller agrees to prepare and file any Transfer Tax exemption form required in connection with the Internal Reorganization.  Purchaser agrees to prepare and file any Transfer Tax exemption form required in connection with the sale of the Company Equity Interests.  Prior to filing any such Transfer Tax exemption form, the preparing Party shall provide a copy of the same to other Party and permit the other Party a reasonable opportunity to review such Transfer Tax exemption form.  The Purchaser and Seller otherwise shall cooperate in good faith to minimize, to the extent permissible under Applicable Law, the amount of any such Transfer Taxes.

Section 10.5         Cooperation.

After the Closing Date, each Party shall make available to the other, as reasonably requested, and to any taxing authority in the event requested by the other, all information, records or documents relating to Tax liabilities or potential Tax liabilities of the Company for all periods ending prior to or including the Closing Date and shall preserve all such information, records, and documents until the expiration of any applicable statute of limitations or extensions thereof.  Purchaser shall prepare and provide to Seller any federal, state, local or foreign Tax information package requested by Seller for its use in preparing (or causing to be prepared) the returns required to be filed by Seller or an Affiliate of Seller.  Such Tax information packages shall be completed by Purchaser and provided to Seller within sixty (60) days after the Closing Date.  Each Party will compensate the other for the reasonable out-of-pocket costs and expenses of providing information, rendering assistance or preparing returns for taxable periods (or portions thereof) for which the other is responsible.

Section 10.6        Refunds.

Seller shall be entitled to retain, or receive prompt payment from Purchaser or any or its Affiliates (including following the Closing, the Company) of, any refund (including any amount credited against Taxes otherwise to be paid in lieu of payment of a refund) with respect to Taxes (including refunds arising by reason of amended Tax Returns filed after the Closing Date or otherwise) with respect to any Tax period or portion thereof ending on or before the Closing Date relating to the Seller (attributable to the Facility) or the Company.  Purchaser and the Company shall be entitled to retain any refund with respect to Taxes with respect to any Tax period or portion thereof beginning after the Closing Date relating to Seller (attributable to the Facility) or the Company.

ARTICLE XI
SURVIVAL AND INDEMNIFICATION

Section 11.1         Survival.

Subject to Section 11.6, the Parties agree that their respective representations and warranties, covenants and agreements contained in this Agreement shall survive the Closing.

Section 11.2         Indemnification by Seller.

Subject to the other provisions of this Article XI, from and after the Closing Date, Seller shall indemnify and hold harmless and defend the Purchaser Indemnified Parties from and against any and all Losses suffered or incurred by any Purchaser Indemnified Party after the Closing as a result of or arising out of:

(a)         Any breach as of the Closing Date of any representation or warranty (as though made on and as of the Closing Date, except to the extent a representation or warranty is expressly made as of an earlier date, in which case only as of such earlier date) of Seller in Article IV and Article V of this Agreement;

(b)          Any breach by Seller of any covenant or agreement made by Seller under this Agreement or any Ancillary Agreement;

(c)        Any liability for any Taxes arising out of the operation of any part of the Business by Seller or Company prior to Lockdown Date, and any liability for NJ Taxes arising out of the Internal Reorganization (other than Transfer Taxes pursuant to Section 10.4, including real property Transfer Taxes);

(d)        The failure of Seller, the Company or any Person, prior to the Closing, to have obtained or maintained a NJ Supplier License in connection with the Facility or the Business, or any other current or past failure to comply with Applicable Laws under the State of New Jersey governing the provision of “electric generation service” as defined at N.J.S.A. § 48:3-51, including without limitation any Losses suffered or incurred by any Purchaser Indemnified Party in connection with a breach or default of a Material Contract arising as a result of such failure; or

Section 11.3         Indemnification by Purchaser.

Subject to the other provisions of this Article XI, from and after the Closing Date, Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses suffered or incurred by any Seller Indemnified Party after the Closing as a result of or arising out of:

(a)        Any breach as of the Closing Date of any representation or warranty (as though made on and as of the Closing Date, except to the extent a representation or warranty is expressly made as of an earlier date, in which case only as of such earlier date) of Purchaser in Article VI of this Agreement;

(b)         Any breach by Purchaser of any covenant or agreement of Purchaser under this Agreement or any Ancillary Agreement; or

(c)          Any Taxes of the Company that are allocable to a period beginning after the Lockdown Date.

Section 11.4         Method of Asserting Claims.

All claims for indemnification by any Indemnified Party under this Article XI shall be asserted and resolved as follows:

(a)         Third Party Claims.  If any claim or demand in respect of which an Indemnified Party might seek indemnity under this Article XI is asserted against such Indemnified Party by a third party (a “Third Party Claim”), the Indemnified Party shall give written notice (the “Third Party Claim Notice”) and the details thereof including an estimate of the claimed Losses (if known and quantifiable), the nature and basis of the alleged breach or act giving rise to such claim and all relevant facts and circumstances relating thereto, including the provision(s) of this Agreement under which such indemnification obligation arises, and copies of all relevant pleadings, documents and information in the possession of the Indemnified Party to the Indemnifying Party within a period of thirty (30) days following the assertion of the Third Party Claim against the Indemnified Party (the “Third Party Claim Notice Period”); provided, that the failure to so notify the Indemnifying Party within the Third Party Claim Notice Period shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have actually and materially prejudiced the Indemnifying Party.  Within fifteen (15) days after its receipt of the Third Party Claim Notice, the Indemnifying Party shall, in writing, either acknowledge or deny its obligations to indemnify and defend under this Article XI.

(b)         If the Indemnifying Party acknowledges its obligations to indemnify and defend the Indemnified Party against the Third Party Claim within fifteen (15) days after having been notified by the Indemnified Party of the existence of such Third Party Claim, then the Indemnifying Party shall defend such Third Party Claim by all appropriate proceedings, which proceedings will be diligently prosecuted to a final conclusion or will be settled, at the discretion of the Indemnifying Party; provided, however, that the Indemnifying Party shall not enter into any settlement that imposes injunctive or other equitable relief against the Indemnified Party or does not fully and finally release the Indemnified Party from all claims, unless consented to by the Indemnified Party.  The Indemnified Party will cooperate fully in such defense, including by making available to the Indemnifying Party all books, records and documents within the Indemnified Party’s control or that it can reasonably obtain relating to the Third Party Claim, and all costs or expenses incurred by it at the request of the Indemnifying Party shall be paid by the Indemnifying Party.  The Indemnified Party may, at its cost and expense, at any time to prevent default or protect its interests, file any pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests due to the failure of the Indemnifying Party to diligently defend such Action.  The Indemnified Party, at its expense, may participate in, but not control (except as provided in the subsequent paragraph), any defense or settlement of any Third Party Claim conducted by the Indemnifying Party pursuant to this Section 11.4(b).

(c)         Notwithstanding anything herein to the contrary (other than Section 11.4(e)), the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, Action, indictment, allegation or investigation; (2) the claim seeks an injunction or equitable relief against the Indemnified Party; (3) the Indemnifying Party fails to acknowledge its obligations to indemnify and defend the Indemnified Party against the Third Party Claim within the fifteen (15) day time period; (4) the named parties to any such suit, Action or proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party, and in the reasonable judgment of outside counsel to the Indemnified Party, representation of the Indemnifying Party and the Indemnified Party by the same counsel would be inadvisable due to actual or potential differing defenses or conflicts of interests between them that make joint representation inappropriate; or (5) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to take reasonable steps to diligently prosecute or defend such Third Party Claim.

(d)          Other Claims.  A claim for indemnification for any matter not involving an Action brought pursuant to a Third Party Claim (a “Direct Claim”) may be asserted by written notice to the Indemnifying Party, specifying, in reasonable detail, the amount of Losses attributable to such claim to the extent then known (if at all), the nature and basis of the alleged breach or act giving rise to such claim and all relevant facts and circumstances relating thereto, including the provision(s) of this Agreement under which such indemnification obligation arises.  The Indemnifying Party shall have fifteen (15) days following receipt of notice of the Direct Claim to make such investigation of the Direct Claim as the Indemnifying Party reasonably considers necessary or appropriate.  For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with all such other information as the Indemnifying Party may reasonably request, except to the extent producing such information would violate attorney- client privilege, attorney work product or an applicable confidentiality agreement or obligation.  If both parties agree, at or prior to the expiration of such fifteen (15) day period (or any mutually agreed upon extension thereof), to the validity and amount of such Direct Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Direct Claim.  No Indemnified Parties shall undertake or cause to be undertaken or allow any removal, remedial or response action with respect to which any Indemnified Parties may be entitled to indemnification without providing reasonable prior written notice to the Indemnifying Party.

(e)          Tax Claims.  Notwithstanding the above provisions of this Section 11.4, the procedures set forth in Section 10.3, and not the provisions set forth in the above provisions of Section 11.4, shall govern audits and administrative and judicial proceedings with respect to Taxes.

(f)          Mitigation.

(i)      Notwithstanding anything to the contrary contained herein, the Indemnified Party will use Commercially Reasonable Efforts to mitigate all Losses relating to a claim.

(ii)         Without limiting Section 11.4(f), if and to the extent that Purchaser intends to assert any Direct Claim arising out of Section 11.2(d), Purchaser shall promptly notify Seller of the facts or circumstances giving rise to such claim, and shall consult with Seller in good faith prior to taking any action with respect to mitigating, remedying or resolving such facts or circumstances; provided that Purchaser shall have no obligation to implement any specific recommendation made by Seller as a result of such consultation.

Section 11.5         Limitations on Indemnification.

(a)         No Purchaser Indemnified Party shall be entitled to make an indemnity claim, either individually or together with other related indemnity claims arising out of the same event, facts or circumstances, for any Losses not exceeding Ten Thousand Dollars ($10,000) in the aggregate for such claim or series of related claims.  The limitations set forth in this Section 11.5(a) shall not apply to a breach of any of the Seller’s Fundamental Representations, the representations and warranties contained in Section 5.15 (Tax Matters), Section 5.12 (Environmental Matters), the covenant contained in Section 7.1(l) or the indemnity in any of Section 11.2(c) or Section 11.2(d).

(b)          Seller shall have no liability arising out of or relating to Section 11.2(a) and Purchaser shall have no liability arising out of or relating to Section 11.3(a) unless the aggregate Losses actually incurred by the Purchaser Indemnified Parties or the Seller Indemnified Parties, as applicable, arising therefrom exceed one percent (1%) of the Purchase Price (and then only to the extent that such Losses exceed such amount).  The limitations set forth in this Section 11.5(b) shall not apply to a breach of any of the Seller’s Fundamental Representations or the representations and warranties contained in Section 5.15 (Tax Matters).

(c)      (i) Seller’s liability arising out of or relating to Section 11.2 (other than breaches of the Seller’s Fundamental Representations and the representations and warranties contained in Section 5.15 (Tax Matters) or the indemnity in any of Section 11.2(b), Section 11.2(c), or Section 11.2(d)) shall not exceed twelve and one half percent (12.5%) of the Purchase Price; (ii) Purchaser’s liability arising out of or relating to Section 11.3 (other than breaches of Purchaser’s Fundamental Representations) shall not exceed twelve and one half percent (12.5%) of the Purchase Price; and (iii) Seller’s liability for breaches of any of Seller’s Fundamental Representations, the representations and warranties contained in Section 5.15 (Tax Matters) or arising out of Section 11.2(b), Section 11.2(c), or Section 11.2(d) and Purchaser’s liability for breaches of Purchaser’s Fundamental Representations, shall not exceed the Purchase Price; provided, however, Seller’s aggregate liability and Purchaser’s aggregate liability for all breaches of their respective representations, warranties, covenants or agreements in this Agreement shall not exceed the Purchase Price.

(d)        Notwithstanding the foregoing, the limitations set forth in Sections 11.5(a), 11.5(b) and 11.5(c) shall not apply to any Losses resulting from or arising out of fraud, gross negligence, willful misconduct or intentional breach, and no recovery of any such Losses shall accrue towards or reduce the limitations on liability set forth in Section 11.5(c).

(e)          For the avoidance of doubt, the limitations set forth in Sections 11.5(a), 11.5(b) and 11.5(c) that pertain to Section 11.2(a) or 11.2(b) shall not apply to any claim for indemnification made pursuant to Section 11.2(d) on account of the fact that the facts and circumstances giving rise to such indemnification claim constitute a breach of representation or warranty set forth in this Agreement or any covenant or agreement made by Seller under this Agreement or any Ancillary Agreement.

Section 11.6         Time Limits on Claims.

(a)         Except as provided in this Section, other than in the event of fraud, gross negligence or willful misconduct and with the exception of the Fundamental Representations, no claim or Action may be brought under this Article XI hereto for breach of a representation or warranty (i) under Section 5.12 (Environmental Matters) more than three (3) years following the Closing Date or (ii) under any other Section (other than a Seller Fundamental Representation) more than eighteen (18) months following the Closing Date.  Any claim for breach of a representation or warranty (other than a Fundamental Representation) not made within the foregoing applicable relevant time period shall expire and be forever barred thereafter.  Notwithstanding the foregoing, any claim for a breach of a Fundamental Representation or the representations and warranties contained in Section 5.15 (Tax Matters) shall survive until the expiration of the applicable statute of limitations plus ninety (90) days.

(b)      The covenants and agreements of the Parties contained in this Agreement that by their terms do not contemplate performance after the Closing shall survive for eighteen (18) months following the Closing Date, and the remaining covenants and agreements shall survive in accordance with their respective terms until such covenant or agreement has been performed.  For the avoidance of doubt, any claim for a breach of the covenants and agreements in Section 7.14 shall not be subject to any time limitation.

(c)        The applicable period set forth in this Section 11.6 for each such representation, warranty, covenant and agreement is referred to herein as the “Survival Period.”  Seller and Purchaser shall not have any liability for indemnification claims made under this Article XI with respect to any such representation, warranty, covenant or agreement after the applicable Survival Period, if any, unless a written notice of claim is provided (in accordance with the requirements of Section 11.4) prior to the expiration of such applicable Survival Period.

Section 11.7         Tax Effect; Insurance Proceeds.

The liability of the Indemnifying Party with respect to any Loss shall be reduced by the Tax benefit actually realized, and any insurance proceeds actually received (whether pursuant to or as a result of Section 7.7(b) or otherwise) by the Indemnified Party as a result of any such Losses and shall include any Tax detriment actually suffered by the Indemnified Party as a result of such Losses.  Without limitation to the foregoing, no Party shall be entitled to recover Losses from the other under this Article XI to the degree that the affected Indemnified Party has already been made whole and such indemnifiable Losses would constitute double recovery of amounts already paid (directly or indirectly) to such Indemnified Party, pursuant to this Article XI or by third parties.  If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article XI, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (a) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, over (b) the full amount of such Loss (including all costs and expenses (including reasonable attorney’s fees) incurred by the Indemnified Party in recovering such amounts from a third party in respect of such Loss).

Section 11.8         Tax Treatment of Indemnification Payments.

Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of Applicable Law), Purchaser, Seller and their respective Affiliates shall treat any and all indemnification payments under this Article XI as an adjustment to the Purchase Price for all Tax purposes.  Any indemnification payments made by Seller under this Article XI shall be allocated to the applicable Company Equity Interests which directly or indirectly represent an Equity interest in the Company that gave rise to the Loss resulting in the indemnification payment.

ARTICLE XII
MISCELLANEOUS

Section 12.1         Fees and Expenses.

All costs and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the Transactions shall be paid by the Party incurring such expenses, except as specifically provided to the contrary in this Agreement; provided, that Purchaser and Seller will each pay fifty percent (50%) of any Transfer Taxes pursuant to Section 10.4 and HSR Act filing fees pursuant to Section 7.2.

Section 12.2         Specific Performance.

Each Party acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, each Party agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which they may be entitled pursuant hereto.

Section 12.3        Further Assurances.

In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, including taking the actions set forth on Schedule 12.3.

Section 12.4         Amendments.

This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the Parties expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 12.5         Notices.

All notices and other communications hereunder shall be in writing and shall be deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by email with confirmation of transmission, or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested; in each case to the following addresses or email addresses and marked to the attention of the individual designated below (or to such other address, or individual as a Party may designate by notice to the other Party):

c/o DTE Energy Services, Inc.
414 South Main Street
Suite 600
Ann Arbor, MI  48104
Attention: Stephen W. Earhart
Title:  Vice President On-Site Energy
Telephone:  734-302-4817
E-mail:  stephen.earhart@dteenergy.com

COPY TO (which shall not constitute notice)
DTE Energy Resources, LLC
414 South Main Street, Suite 600
Ann Arbor, MI 48104
Attention: Christine Kaliszuk
Title: Manager, Contract Compliance
and Information Management
Telephone: 734-302-4892
E-mail: DTEER_CONTRACT_NOTICES@dteenergy.com

IF TO SELLER:
Marina Energy LLC
c/o South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, NJ  08037
Attention:  Melissa Orsen, Senior Vice President and General Counsel
Telephone:  (609) 561-9000 ext. 4244
Email:  Morsen@sjindustries.com

COPY TO (which shall not constitute notice):
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, NJ  08037
Attention:  Melissa Orsen, Senior Vice President and General Counsel
Telephone:  (609) 561-9000 ext. 4244
Email:  Morsen@sjindustries.com

COPY TO (which shall not constitute notice):	Morgan, Lewis & Bockius LLP 1111 Pennsylvania Ave. NW Washington, DC 20004 Attention: Kirstin E. Gibbs, Esq. Telephone: (202) 739-5026 Email: kirstin.gibbs@morganlewis.com

A Party may change the address to which notices to it are to be sent by giving notice of such change to the other Party in accordance with this Section 12.5.

Section 12.6         Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered (including emailed PDF delivery) to the other Party.

Section 12.7         Entire Agreement; Successors and Assigns; No Third Party Beneficiaries.

This Agreement, the Exhibits and Schedules hereto, the Ancillary Agreements and the agreements, documents and instruments delivered pursuant to the foregoing contain the final, complete and exclusive statement of the agreement between the Parties with respect to the Transactions and all prior or contemporaneous written or oral agreements with respect to the subject matter hereof are superseded hereby.  This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.  Except as set forth in Article XI, this Agreement shall not confer any rights or benefits upon any Person other than the Parties and their respective successors and permitted assigns.

Section 12.8         Severability.

Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Section 12.9         Governing Law.

This Agreement shall be construed, interpreted, enforced and governed by and under the laws of the State of New York without regard to its choice of law rules.

Section 12.10       Dispute Resolution.

(a)          Litigation.  Any and all differences, controversies, claims or disputes of any nature whatsoever arising out of or relating to this Agreement, including the interpretation, application, execution, breach, termination or invalidity thereof (each, a “Dispute”), if not resolved through negotiations or voluntary mediation, must be resolved through litigation.

(b)         Negotiations.  Prior to resorting to litigation, the Parties to a Dispute shall negotiate in good faith and attempt to resolve amicably any such Dispute.  The Party wishing to initiate negotiations shall send the other relevant Party a notice of negotiation, briefly identifying the object of the Dispute.  If the Parties fail to resolve a Dispute within thirty (30) days of receipt of such notice of negotiation, each Party shall then have the right to serve a written notice of intent to mediate on the other Party, unless the Parties to a Dispute agree in writing to extend such thirty (30) -day negotiation period.

(c)          Mediation.  Mediation shall be mutually agreed upon, and, if so agreed, shall be conducted by a neutral mediator mutually acceptable to the Parties and the mediation shall be non-binding.

Section 12.11       Venue; Waiver of Jury Trial.

(a)         Venue.  With respect to any litigation that is initiated by either Party, the Parties hereby irrevocably submit to the exclusive jurisdiction of any state or federal court in the State of New York, and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)        WAIVER OF JURY TRIAL.  TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY.

Section 12.12       Time of Essence.

Each of the Parties hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 12.13       Extension; Waiver.

At any time prior to the Closing Date, either Party, may (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as the case may be, (b) waive any inaccuracies in the representations and warranties of the other party or parties, as the case may be, contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other Party, as the case may be, with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party.  No failure or delay on the part of either Party in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 12.14       Assignability.

Neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party; provided that Purchaser may assign its rights, interests and obligations hereunder to any Affiliate of Purchaser or to Purchaser’s lenders for collateral security purposes, but such assignment shall not release Purchaser from its obligations hereunder.

Section 12.15      Exhibits and Schedules.

Each exhibit and schedule hereto referred to in this Agreement is hereby incorporated herein by reference and shall be deemed and construed to be a part of this Agreement for all purposes.  The inclusion of any information in any Disclosure Schedule or other document delivered by Seller pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.  No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.  Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned to such terms in this Agreement.  Each numbered Schedule in the Disclosure Schedules qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such numbered Schedule is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on the face of the disclosure.

Section 12.16       No Consequential Damages.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES OR LOST OPPORTUNITY OR LOST PROFITS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT (OTHER THAN IN CONNECTION WITH (A) AN INDEMNIFYING PARTY’S INDEMNIFICATION OBLIGATION WITH RESPECT TO A THIRD PARTY CLAIM TO THE EXTENT THAT ANY OF THE FOREGOING DAMAGES ARE INCLUDED IN THE INDEMNIFIABLE AMOUNT, (B) CLAIMS FOR INDIRECT DAMAGES, LOST OPPORTUNITY OR LOST PROFITS THAT IN EACH CASE ARE A REASONABLY FORESEEABLE RESULT OF A BREACH OR INACCURACY OF A REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR OBLIGATION HEREUNDER OR UNDER ANY ANCILLARY AGREEMENT AND (C) CLAIMS BASED ON GROSS NEGLIGENCE, FRAUD, INTENTIONAL BREACH OF THIS AGREEMENT AND/OR WILLFUL MISCONDUCT).

Section 12.17      Waiver of Other Representations and Warranties.

EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV AND ARTICLE V AND IN ANY CERTIFICATE DELIVERED HEREUNDER, THE ASSETS OF THE COMPANY AND THE COMPANY EQUITY INTERESTS ARE BEING SOLD “AS IS, WHERE IS,” AND SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO LIABILITIES, OPERATIONS OF THE PROJECT AND ASSETS OWNED BY THE COMPANY, TITLE, CONDITION, VALUE OR QUALITY OF THE ASSETS OF THE COMPANY OR THE PROSPECTS (FINANCIAL, REGULATORY AND OTHERWISE), RISKS AND OTHER INCIDENTS OF THE BUSINESS AND THE ASSETS OF THE COMPANY, INCLUDING WITH RESPECT TO THE ACTUAL OR RATED GENERATING CAPACITY OF THE PROJECT OR THE ABILITY OF THE PROJECT COMPANY TO SELL FROM THE PROJECT THERMAL ENERGY, ELECTRIC ENERGY, OR OTHER PRODUCTS FROM TIME TO TIME, AND SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS, CONTRACTS AND PERMITS OF THE COMPANY ENTITIES, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE WITH ENVIRONMENTAL LAWS, OR AS TO THE CONDITION OF THE ASSETS OF THE COMPANY, OR ANY PART THEREOF, INCLUDING WHETHER THE COMPANY POSSESSES OR HAS THE RIGHT TO POSSESS SUFFICIENT REAL PROPERTY OR PERSONAL PROPERTY TO OPERATE THE PROJECT, IN EACH CASE EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV AND ARTICLE V OR IN ANY CERTIFICATE DELIVERED HEREUNDER.  EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ARTICLE IV AND ARTICLE V OR IN ANY CERTIFICATE DELIVERED HEREUNDER, SELLER FURTHER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY REGARDING THE ABSENCE OF HAZARDOUS MATERIALS OR LIABILITY OR POTENTIAL LIABILITY ARISING UNDER ENVIRONMENTAL LAWS.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV AND ARTICLE V OR IN ANY CERTIFICATE DELIVERED HEREUNDER, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF ANY KIND REGARDING THE CONDITION OF THE ASSETS OF THE COMPANY OR THE SUITABILITY OF THE PROJECT FOR OPERATION AS A POWER PLANT, AND NO MATERIAL OR INFORMATION PROVIDED BY OR COMMUNICATIONS MADE BY OR ON BEHALF OF SELLER OR BY ANY REPRESENTATIVE, BROKER OR INVESTMENT BANKER, INCLUDING ANY INFORMATION OR MATERIAL CONTAINED IN ANY EVALUATION MATERIAL RECEIVED BY PURCHASER, ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES (INCLUDING ANY SUPPLEMENTS), INFORMATION PROVIDED DURING DUE DILIGENCE, INCLUDING BUT NOT LIMITED TO INFORMATION IN THE DATA SITE, AND ANY ORAL, WRITTEN OR ELECTRONIC RESPONSE TO ANY INFORMATION REQUEST PROVIDED TO PURCHASER, WILL CAUSE OR CREATE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE TITLE, CONDITION, VALUE OR QUALITY OF THE COMPANY EQUITY INTERESTS OR THE ASSETS OF THE COMPANY THAT IS NOT SET FORTH HEREIN.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party, as of the date first above written.

PURCHASER:

DTE ATLANTIC, LLC

By:	/s/ Mark W. Stiers
Name: Mark W. Stiers
Title: President and Chief Executive Officer

SELLER:

MARINA ENERGY LLC

By:	/s/ Melissa Orsen
Name: Melissa Orsen
Title: Interim President

[Signature Page to Purchase and Sale Agreement]